Exhibit 99.(b)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	HUNTINGTON BANCSHARES INCORPORATED

To the Board of Directors and Shareholders of

Huntington Bancshares Incorporated
Columbus, Ohio

We have audited the accompanying consolidated balance sheets of Huntington Bancshares Incorporated and subsidiaries (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 2003 were audited by other auditors whose report, dated January 16, 2004 (except for Note 25, as to which the date is January 27, 2004), expressed an unqualified opinion on those financial statements and included an explanatory paragraph that described the adoption of new accounting guidance for variable interest entities in 2003.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated 2005 and 2004 financial statements present fairly, in all material respects, the financial position of Huntington Bancshares Incorporated and subsidiaries at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 14, 2006 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Columbus, Ohio
February 14, 2006

CONSOLIDATED BALANCE SHEETS	HUNTINGTON BANCSHARES INCORPORATED

	December 31,

(in thousands, except number of shares)	2005	2004

Assets
Cash and due from banks	$966,445	$877,320
Federal funds sold and securities purchased under resale agreements	74,331	628,040
Interest bearing deposits in banks	22,391	22,398
Trading account securities	8,619	309,630
Loans held for sale	294,344	223,469
Investment securities	4,526,520	4,238,945
Loans and leases:
Commercial and industrial loans	6,809,208	5,829,685
Commercial real estate loans	4,036,171	4,473,293
Automobile loans	1,985,304	1,948,667
Automobile leases	2,289,015	2,443,455
Home equity loans	4,638,841	4,554,540
Residential mortgage loans	4,193,139	3,829,234
Other consumer loans	520,488	481,403

Loans and leases	24,472,166	23,560,277
Allowance for loan and lease losses	(268,347)	(271,211)

Net loans and leases	24,203,819	23,289,066

Bank owned life insurance	1,001,542	963,059
Premises and equipment	360,677	355,115
Operating lease assets	229,077	587,310
Goodwill and other intangible assets	217,486	215,807
Customers’ acceptance liability	4,536	11,299
Accrued income and other assets	855,018	844,039

Total assets	$32,764,805	$32,565,497

Liabilities and shareholders’ equity
Liabilities
Deposits in domestic offices
Demand deposits — non-interest bearing	$3,390,044	$3,392,123
Interest bearing	18,548,943	16,935,091
Deposits in foreign offices	470,688	440,947

Deposits	22,409,675	20,768,161
Short-term borrowings	1,889,260	1,207,233
Federal Home Loan Bank advances	1,155,647	1,271,088
Other long-term debt	2,418,419	4,016,004
Subordinated notes	1,023,371	1,039,793
Deferred income tax liability	743,655	783,628
Allowance for unfunded loan commitments and letters of credit	36,957	33,187
Bank acceptances outstanding	4,536	11,299
Accrued expenses and other liabilities	525,784	897,466

Total liabilities	30,207,304	30,027,859

Shareholders’ equity
Preferred stock — authorized 6,617,808 shares; none outstanding	—	—
Common stock — without par value; authorized 500,000,000 shares; issued 257,866,255 shares; outstanding 224,106,172 and 231,605,281 shares, respectively	2,491,326	2,484,204
Less 33,760,083 and 26,260,974 treasury shares, respectively	(693,576)	(499,259)
Accumulated other comprehensive loss	(22,093)	(10,903)
Retained earnings	781,844	563,596

Total shareholders’ equity	2,557,501	2,537,638

Total liabilities and shareholders’ equity	$32,764,805	$32,565,497

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME	HUNTINGTON BANCSHARES INCORPORATED

	Year Ended December 31,

(in thousands, except per share amounts)	2005	2004	2003

Interest and fee income
Loans and leases
Taxable	$1,428,371	$1,132,599	$1,096,750
Tax-exempt	1,466	1,474	1,674
Investment securities
Taxable	158,741	171,709	159,590
Tax-exempt	19,865	17,884	15,067
Other	33,322	23,649	32,675

Total interest income	1,641,765	1,347,315	1,305,756

Interest expense
Deposits	446,919	257,099	288,271
Short-term borrowings	34,334	13,053	15,698
Federal Home Loan Bank advances	34,647	33,253	24,394
Subordinated notes and other long-term debt	163,454	132,536	128,407

Total interest expense	679,354	435,941	456,770

Net interest income	962,411	911,374	848,986
Provision for credit losses	81,299	55,062	163,993

Net interest income after provision for credit losses	881,112	856,312	684,993

Service charges on deposit accounts	167,834	171,115	167,840
Operating lease income	138,433	287,091	489,698
Trust services	77,405	67,410	61,649
Brokerage and insurance income	53,619	54,799	57,844
Other service charges and fees	44,348	41,574	41,446
Mortgage banking income	41,710	32,296	58,180
Bank owned life insurance income	40,736	42,297	43,028
Gains on sales of automobile loans	1,211	14,206	40,039
Gain on sale of branch offices	—	—	13,112
Securities gains (losses), net	(8,055)	15,763	5,258
Other income	75,041	92,047	91,059

Total non-interest income	632,282	818,598	1,069,153

Personnel costs	481,658	485,806	447,263
Operating lease expense	108,376	236,478	393,270
Outside data processing and other services	74,638	72,115	66,118
Net occupancy	71,092	75,941	62,481
Equipment	63,124	63,342	65,921
Professional services	34,569	36,876	42,448
Marketing	28,077	26,489	27,490
Telecommunications	18,648	19,787	21,979
Printing and supplies	12,573	12,463	13,009
Amortization of intangibles	829	817	816
Restructuring reserve releases	—	(1,151)	(6,666)
Loss on early extinguishment of debt	—	—	15,250
Other expense	76,236	93,281	80,780

Total non-interest expense	969,820	1,122,244	1,230,159

Income before income taxes	543,574	552,666	523,987
Provision for income taxes	131,483	153,741	138,294

Income before cumulative effect of change in accounting principle	412,091	398,925	385,693
Cumulative effect of change in accounting principle, net of tax	—	—	(13,330)

Net income	$412,091	$398,925	$372,363

Average common shares — basic	230,142	229,913	229,401
Average common shares — diluted	233,475	233,856	231,582
Per common share
Income before cumulative effect of change in accounting principle — basic	$1.79	$1.74	$1.68
Income before cumulative effect of change in accounting principle — diluted	1.77	1.71	1.67
Net income — basic	1.79	1.74	1.62
Net income — diluted	1.77	1.71	1.61
Cash dividends declared	0.845	0.750	0.670

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY	HUNTINGTON BANCSHARES INCORPORATED

			Common Stock		Treasury Stock		Accumulated
	Preferred Stock						Other

							Comprehensive	Retained
(in thousands)	Shares	Amount	Shares	Amount	Shares	Amount	Income (Loss)	Earnings	Total

Balance — January 1, 2003	—	$—	257,866	$2,484,421	(24,987)	$(475,399)	$62,300	$118,471	$2,189,793
Comprehensive income:
Net income								372,363	372,363
Unrealized net losses on investment securities arising during the year, net of reclassification of net realized gains							(47,427)		(47,427)
Unrealized losses on cash flow hedging derivatives							(11,081)		(11,081)
Minimum pension liability adjustment							(1,114)		(1,114)

Total comprehensive income									312,741

Cash dividends declared ($0.67 per share)								(153,476)	(153,476)
Stock options exercised				(609)	481	8,691			8,082
Treasury shares purchased					(4,300)	(81,061)			(81,061)
Other				(270)	(52)	(807)			(1,077)

Balance — December 31, 2003	—	—	257,866	2,483,542	(28,858)	(548,576)	2,678	337,358	2,275,002

Comprehensive income:
Net income								398,925	398,925
Unrealized net losses on investment securities arising during the year, net of reclassification of net realized gains							(22,112)		(22,112)
Unrealized gains on cash flow hedging derivatives							9,694		9,694
Minimum pension liability adjustment							(1,163)		(1,163)

Total comprehensive income									385,344

Cash dividends declared ($0.75 per share)								(172,687)	(172,687)
Stock options exercised				678	2,432	46,561			47,239
Other				(16)	165	2,756			2,740

Balance — December 31, 2004	—	—	257,866	2,484,204	(26,261)	(499,259)	(10,903)	563,596	2,537,638

Comprehensive income:
Net income								412,091	412,091
Unrealized net losses on investment securities arising during the year, net of reclassification of net realized losses							(21,333)		(21,333)
Unrealized gains on cash flow hedging derivatives							10,954		10,954
Minimum pension liability adjustment							(811)		(811)

Total comprehensive income									400,901

Cash dividends declared ($0.845 per share)								(193,843)	(193,843)
Stock options exercised				2,999	1,866	36,195			39,194
Treasury shares purchased					(9,591)	(231,656)			(231,656)
Other				4,123	226	1,144			5,267

Balance — December 31, 2005	—	$—	257,866	$2,491,326	(33,760)	$(693,576)	$(22,093)	$781,844	$2,557,501

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS	HUNTINGTON BANCSHARES INCORPORATED

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Operating activities
Net income	$412,091	$398,925	$372,363
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle, net of tax	—	—	13,330
Provision for credit losses	81,299	55,062	163,993
Depreciation on operating lease assets	99,342	216,444	350,550
Amortization of mortgage servicing rights	18,359	19,019	25,966
Other depreciation and amortization	73,635	89,669	126,530
Mortgage servicing rights impairment recoveries	(4,371)	(1,378)	(14,957)
Deferred income tax (benefit) provision	(32,110)	140,962	258
Decrease (increase) in trading account securities	275,765	(302,041)	(7,348)
Originations of loans held for sale	(2,572,346)	(1,858,262)	(4,221,322)
Principal payments on and proceeds from loans held for sale	2,501,471	1,861,272	4,522,972
Losses (gains) on sales of investment securities	8,055	(15,763)	(5,258)
Gains on sales/securitizations of loans	(1,211)	(14,206)	(45,610)
Gain on sale of branch offices	—	—	(13,112)
Loss on early extinguishment of debt	—	—	15,250
Restructuring reserve releases	—	(1,151)	(6,666)
Increase of cash surrender value of bank owned life insurance	(40,736)	(42,297)	(43,028)
(Decrease) increase in payable to investors in sold loans	(119,352)	24,541	64,986
Other, net	(25,192)	(42,580)	40,373

Net cash provided by operating activities	674,699	528,216	1,339,270

Investing activities
Decrease in interest bearing deposits in banks	7	11,229	3,673
Proceeds from:
Maturities and calls of investment securities	463,001	881,305	1,585,979
Sales of investment securities	1,995,764	2,386,479	1,161,325
Purchases of investment securities	(2,832,258)	(2,438,158)	(4,341,946)
Proceeds from sales/securitizations of loans	—	1,534,395	2,576,869
Net loan and lease originations, excluding sales	(1,012,345)	(4,216,309)	(4,506,843)
Purchases of equipment for operating lease assets	(31,363)	(14,666)	—
Proceeds from sale of operating lease assets	280,746	451,264	572,596
Sale of branch offices	—	—	(81,367)
Proceeds from sale of premises and equipment	1,164	1,188	7,382
Purchases of premises and equipment	(57,288)	(56,531)	(64,571)
Proceeds from sales of other real estate	50,614	16,388	14,083
Consolidation of cash of securitization trust	—	—	58,500

Net cash used for investing activities	(1,141,958)	(1,443,416)	(3,014,320)

Financing activities
Increase in deposits	1,655,736	2,273,046	1,177,324
Increase (decrease) in short-term borrowings	682,027	(245,071)	(688,712)
Proceeds from issuance of subordinated notes	—	148,830	198,430
Maturity of subordinated notes	—	(100,000)	(250,000)
Proceeds from Federal Home Loan Bank advances	809,589	1,088	270,000
Maturity of Federal Home Loan Bank advances	(925,030)	(3,000)	(10,000)
Proceeds from issuance of long-term debt	—	925,000	2,075,000
Maturity of long-term debt	(1,719,403)	(1,455,000)	(895,250)
Purchase of minority interests in consolidated subsidiaries	(107,154)	—	—
Dividends paid on common stock	(200,628)	(168,075)	(151,023)
Repurchases of common stock	(231,656)	—	(81,061)
Net proceeds from issuance of common stock	39,194	47,239	8,082

Net cash provided by financing activities	2,675	1,424,057	1,652,790

Change in cash and cash equivalents	(464,584)	508,857	(22,260)
Cash and cash equivalents at beginning of year	1,505,360	996,503	1,018,763

Cash and cash equivalents at end of year	$1,040,776	$1,505,360	$996,503

Supplemental disclosures:
Income taxes paid	$230,186	$34,904	$72,128
Interest paid	640,679	422,060	469,331
Non-cash activities
Mortgage loans exchanged for mortgage-backed securities	15,058	115,929	354,200
Common stock dividends accrued, paid in subsequent year	28,877	35,662	31,113

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

1. SIGNIFICANT ACCOUNTING POLICIES

–	NATURE OF OPERATIONS — Huntington Bancshares Incorporated (Huntington) is a multi-state diversified financial holding company organized under Maryland law in 1966 and headquartered in Columbus, Ohio. Through its subsidiaries, Huntington is engaged in providing full-service commercial and consumer banking services, mortgage banking services, automobile financing, equipment leasing, investment management, trust services, and discount brokerage services, as well as reinsuring private mortgage, credit life and disability insurance, and selling other insurance and financial products and services. Huntington’s banking offices are located in Ohio, Michigan, West Virginia, Indiana, and Kentucky. Certain activities are also conducted in other states including Arizona, Florida, Georgia, Maryland, Nevada, New Jersey, North Carolina, Pennsylvania, South Carolina, and Tennessee. Huntington has foreign offices in the Cayman Islands and in Hong Kong.

–	BASIS OF PRESENTATION — The consolidated financial statements include the accounts of Huntington and its majority-owned subsidiaries and are presented in accordance with accounting principles generally accepted in the United States (GAAP). All significant intercompany transactions and balances have been eliminated in consolidation. Companies in which Huntington holds more than a 50% voting equity interest or are a variable interest entity (VIE) in which Huntington absorbs the majority of expected losses are consolidated. VIEs in which Huntington does not absorb the majority of expected losses are not consolidated. For consolidated entities where Huntington holds less than a 100% interest, Huntington recognizes a minority interest liability (included in accrued expenses and other liabilities) for the equity held by others and minority interest expense (included in other non-interest expenses) for the portion of the entity’s earnings attributable to minority interests. Investments in companies that are not consolidated are accounted for using the equity method when Huntington has the ability to exert significant influence. Those investments in non-marketable securities for which Huntington does not have the ability to exert significant influence are generally accounted for using the cost method and are periodically evaluated for impairment. Investments in private investment partnerships are carried at fair value. Investments in private investment partnerships and investments that are accounted for under the equity method or the cost method are included in accrued income and other assets and Huntington’s proportional interest in the investments’ earnings are included in other non-interest income. Huntington evaluates VIEs in which it holds a beneficial interest for consolidation. VIEs, as defined by the Financial Accounting Standards Board (FASB) Interpretation (FIN) No. 46 (Revised 2003), Consolidation of Variable Interest Entities, are legal entities with insubstantial equity, whose equity investors lack the ability to make decisions about the entity’s activities, or whose equity investors do not have the right to receive the residual returns of the entity if they occur. Huntington adopted FIN 46 (Revised 2003) on July 1, 2003 and, therefore, consolidates these VIEs when it holds a majority of VIEs’ beneficial interests. The effect of adopting FIN 46 (Revised 2003) in 2003 resulted in a cumulative effect of change in accounting of $13.3 million.

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect amounts reported in the financial statements. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current year’s presentation.

–	SECURITIES — Securities purchased with the intention of recognizing short-term profits are classified as trading account securities and reported at fair value. The unrealized gains or losses on trading account securities are recorded in other non-interest income. All other securities are designated as investment securities. Investment securities include securities designated as available for sale, non-marketable equity securities, and, prior to 2005, securities held to maturity. Unrealized gains or losses on investment securities designated as available for sale are reported as a separate component of accumulated other comprehensive income/loss in shareholders’ equity. Declines in the value of debt and marketable equity securities that are considered other-than-temporary are recorded in non-interest income as a securities loss.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). The amortized cost of specific securities sold is used to compute realized gains and losses. Interest and dividends on securities, including amortization of premiums and accretion of discounts using the effective interest method over the period to maturity, are included in interest income.

Non-marketable equity securities include stock acquired for regulatory purposes, such as Federal Home Loan Bank stock and Federal Reserve Bank stock. These securities are generally accounted for at cost and are included in investment securities.

Statement of Financial Accounting Standards (Statement) No. 115, Accounting for Certain Investments in Debt and Equity Securities, Securities and Exchange Commission (SEC) Staff Accounting Bulletin (SAB) 59, Accounting for Noncurrent Marketable Equity Securities, FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, and EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets, provide guidance on determining when an investment is other-than-temporarily impaired. Investments are reviewed quarterly for indicators of other-than-temporary

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

impairment. This determination requires significant judgment. In making this judgment, Management evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost and intent and ability to hold the investment. Investments with an indicator are further evaluated to determine the likelihood of a significant adverse effect on the fair value and amount of the impairment as necessary. If market or economic conditions change, future impairments may occur.

–	LOANS AND LEASES — Loans are stated at the principal amount outstanding, net of unamortized deferred loan origination fees and costs and net of unearned income. Direct financing leases are reported at the aggregate of lease payments receivable and estimated residual values, net of unearned and deferred income. Interest income is accrued as earned based on unpaid principal balances. Huntington defers the fees it receives from the origination of loans and leases, as well as the direct costs of those activities, and amortizes these fees and costs on a level-yield basis over the estimated lives of the related loans.

Automobile loans and leases include loans secured by automobiles and leases of automobiles that qualify for the direct financing method of accounting. Substantially all of the direct financing leases that qualify for that accounting method do so because the present value of the lease payments and the guaranteed residual value are at least 90% of the cost of the vehicle. Huntington records the residual values of its leases based on estimated future market values of the automobiles as published in the Automotive Lease Guide (ALG), an authoritative industry source. Beginning in October 2000, Huntington purchased residual value insurance for its entire automobile lease portfolio to mitigate the risk of declines in residual values. Residual value insurance provides for the recovery of the vehicle residual value specified by the ALG at the inception of the lease. As a result, the risk associated with market driven declines in used car values is mitigated. Currently, Huntington has three distinct residual value insurance policies in place to address the residual risk in the portfolio. One residual value insurance policy covers all vehicles leased between October 1, 2000 and April 30, 2002, and has an associated total payment cap of $50 million. Any losses above the cap result in additional depreciation expense. A second policy covers all originations from May 2002 through June 2005, and does not have a cap. A third policy, similar in structure to the referenced second policy, went into effect July 1, 2005, and covers all originations for a period of one year. Leases covered by the last two policies qualify for the direct financing method of accounting. Leases covered by the first policy are accounted for using the operating lease method of accounting and are recorded as operating lease assets in Huntington’s consolidated balance sheet.

Residual values on leased automobiles and equipment are evaluated periodically for impairment. Impairment of the residual values of direct financing leases is recognized by writing the leases down to fair value with a charge to other non-interest expense. Residual value losses arise if the market value at the end of the lease term is less than the residual value embedded in the original lease contract. Residual value insurance covers the difference between the recorded residual value and the fair value of the automobile at the end of the lease term as evidenced by ALG Black Book valuations. This insurance, however, does not cover residual losses below ALG Black Book value, which may arise when the automobile has excess wear and tear and/or excess mileage, not reimbursed by the lessee.

Commercial and industrial loans and commercial real estate loans are generally placed on non-accrual status and stop accruing interest when principal or interest payments are 90 days or more past due or the borrower’s creditworthiness is in doubt. A loan may remain in accruing status when it is sufficiently collateralized, which means the collateral covers the full repayment of principal and interest, and is in the process of active collection.

Commercial and industrial and commercial real estate loans are evaluated for impairment in accordance with the provisions of Statement No. 114, Accounting by Creditors for Impairment of a Loan, as amended. This Statement requires an allowance to be established as a component of the allowance for loan and lease losses when it is probable that all amounts due pursuant to the contractual terms of the loan or lease will not be collected and the recorded investment in the loan or lease exceeds its fair value. Fair value is measured using either the present value of expected future cash flows discounted at the loan’s or lease’s effective interest rate, the observable market price of the loan or lease, or the fair value of the collateral if the loan or lease is collateral dependent.

Consumer loans and leases, excluding residential mortgage and home equity loans, are subject to mandatory charge-off at a specified delinquency date and are not classified as non-performing prior to being charged off. These loans and leases are generally charged off in full no later than when the loan or lease becomes 120 days past due. Residential mortgage loans are placed on non-accrual status when principal payments are 180 days past due or interest payments are 210 days past due. A charge-off on a residential mortgage loan is recorded when the loan has been foreclosed and the loan balance exceeds the fair value of the collateral. The fair value of the collateral is then recorded as real estate owned and is reflected in other assets in the consolidated balance sheet. (See Note 4 for further information.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Huntington uses the cost recovery method of accounting for cash received on non-performing loans and leases. Under this method, cash receipts are applied entirely against principal until the loan or lease has been collected in full, after which time any additional cash receipts are recognized as interest income. When, in management’s judgment, the borrower’s ability to make periodic interest and principal payments resumes and collectibility is no longer in doubt, the loan or lease is returned to accrual status. When interest accruals are suspended, accrued interest income is reversed with current year accruals charged to earnings and prior year amounts generally charged off as a credit loss.

–	SOLD LOANS — Loans that are sold are accounted for in accordance with Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. For loan sales with servicing retained, an asset is also recorded for the right to service the loans sold, based on the relative fair value of the servicing rights.

Gains and losses on the loans sold and servicing rights associated with loan sales are determined when the related loans are sold to the trust or third party. Fair values of the servicing rights are based on the present value of expected future cash flows from servicing the underlying loans, net of adequate compensation to service the loans. The present value of expected future cash flows is determined using assumptions for market interest rates, ancillary fees, and prepayment rates. Management also uses these assumptions to assess the servicing rights for impairment periodically. The servicing rights are recorded in other assets in the consolidated balance sheets. Servicing revenues on mortgage and automobile loans, net of the amortization of servicing rights, are included in mortgage banking income and other non-interest income, respectively.

–	ALLOWANCE FOR CREDIT LOSSES — The allowance for credit losses (ACL) reflects Management’s judgment as to the level of the ACL considered appropriate to absorb probable inherent credit losses. This judgment is based on the size and current risk characteristics of the portfolio, a review of individual loans and leases, historical and anticipated loss experience, and a review of individual relationships where applicable. External influences such as general economic conditions, economic conditions in the relevant geographic areas and specific industries, regulatory guidelines, and other factors are also assessed in determining the level of the allowance.

The allowance is determined subjectively, requiring significant estimates, including the timing and amounts of expected future cash flows on impaired loans and leases, consideration of current economic conditions, and historical loss experience pertaining to pools of homogeneous loans and leases, all of which may be susceptible to change. The allowance is increased through a provision that is charged to earnings, based on Management’s quarterly evaluation of the factors previously mentioned, and is reduced by charge-offs, net of recoveries, and the allowance associated with securitized or sold loans.

The ACL consists of two components, the transaction reserve, which includes a specific reserve in accordance with Statement No. 114, and the economic reserve. Loan and lease losses related to the transaction reserve are recognized and measured pursuant to Statement No. 5, Accounting for Contingencies, and Statement No. 114, while losses related to the economic reserve are recognized and measured pursuant to Statement No. 5. The two components are more fully described below.

       Transaction Reserve

The transaction reserve component of the ACL includes both (a) an estimate of loss based on characteristics of each commercial and consumer loan, lease, or loan commitment in the portfolio and (b) an estimate of loss based on an impairment review of each loan greater than $500,000 that is considered to be impaired.

For middle market commercial and industrial, middle market commercial real estate, and small business loans, the estimate of loss is based on characteristics of each loan through the use of a standardized loan grading system, which is applied on an individual loan level and updated on a continuous basis. The reserve factors applied to these portfolios were developed based on internal credit migration models that track historical movements of loans between loan ratings over time and a combination of long-term average loss experience of the Company’s own portfolio and external industry data.

Management analyzes each middle market commercial and industrial, middle market commercial real estate, or small business loan over $500,000 for impairment when the loan is non-performing or has a grade of substandard or lower. The impairment tests are done in accordance with applicable accounting standards and regulations. For loans determined to be impaired, an estimate of loss is reserved for the amount of the impairment.

In the case of more homogeneous portfolios, such as consumer loans and leases, and residential mortgage loans, the determination of the transaction reserve is conducted at an aggregate, or pooled, level. For such portfolios, the development of the reserve factors includes the use of forecasting models to measure inherent loss in these portfolios.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Models and analyses are updated frequently to capture the recent behavioral characteristics of the subject portfolios, as well as any changes in loss mitigation or credit origination strategies. Adjustments to the reserve factors are made as needed based on observed results of the portfolio analytics.

       Economic Reserve

Changes in the economic environment are a significant judgmental factor Management considers in determining the appropriate level of the ACL. The economic reserve incorporates Management’s determination of the impact on the portfolio of risks associated with the general economic environment. The economic reserve is designed to address economic uncertainties and is determined based on a variety of economic factors that are correlated to the historical performance of the loan portfolio. Because of this more quantitative approach to recognizing risks in the general economy, the economic reserve may fluctuate from period to period.

In an effort to be as quantitative as possible in the ACL calculation, Management developed a revised methodology for calculating the economic reserve portion of the ACL in 2004. The revised methodology is specifically tied to economic indices that have a high correlation to the Company’s historic charge-off variability. The indices currently in the model consists of the U.S. Index of Leading Economic Indicators, U.S. Profits Index, U.S. Unemployment Index, and the University of Michigan Current Consumer Confidence Index. Beginning in 2004, the calculated economic reserve was determined based upon the variability of credit losses over a credit cycle. The indices and time frame may be adjusted as actual portfolio performance changes over time. Management has the capability to judgmentally adjust the calculated economic reserve amount by a maximum of +/- 20% to reflect, among other factors, differences in local versus national economic conditions. This adjustment capability is deemed necessary given the newness of the model and the continuing uncertainty of forecasting economic environment changes.

–	RESELL AND REPURCHASE AGREEMENTS — Securities purchased under agreements to resell and securities sold under agreements to repurchase are generally treated as collateralized financing transactions and are recorded at the amounts at which the securities were acquired or sold plus accrued interest. The fair value of collateral either received from or provided to a third party is continually monitored and additional collateral is obtained or is requested to be returned to Huntington as deemed appropriate.

–	GOODWILL AND OTHER INTANGIBLE ASSETS — Under the purchase method of accounting, the net assets of entities acquired by Huntington are recorded at their estimated fair value at the date of acquisition. The excess of cost over the fair value of net assets acquired is recorded as goodwill. Other intangible assets are amortized on a straight-line basis over their estimated useful lives through 2011. Goodwill is not amortized, but is evaluated for impairment on an annual basis at September 30th of each year.

–	MORTGAGE BANKING ACTIVITIES — Loans held for sale include performing 1-to-4 family residential mortgage loans originated for resale and are carried at the lower of cost (net of purchase discounts or premiums and effects of hedge accounting) or fair value as determined on an aggregate basis. Fair value is determined using available secondary market prices for loans with similar coupons, maturities, and credit quality.

Huntington recognizes the rights to service mortgage loans as separate assets, which are included in other assets in the consolidated balance sheets, only when purchased or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. The carrying value of loans sold or securitized is allocated between loans and servicing rights based on the relative fair values of each. Purchased mortgage servicing rights are initially recorded at cost. All servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value, and are included in other assets.

–	PREMISES AND EQUIPMENT — Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the related assets. Buildings and building improvements are depreciated over an average of 30 to 40 years and 10 to 20 years, respectively. Land improvements and furniture and fixtures are depreciated over 10 years, while equipment is depreciated over a range of three to seven years. Leasehold improvements are amortized over the lesser of the asset life or term of the related leases. Maintenance and repairs are charged to expense as incurred, while improvements that extend the useful life of an asset are capitalized and depreciated over the remaining useful life.

–	OPERATING LEASE ASSETS — Operating lease assets consist of automobiles leased to consumers and equipment leased to business customers. These assets are reported at cost, including net deferred origination fees or costs, less accumulated

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

depreciation. For automobile operating leases, net deferred origination fees or costs include the referral payments Huntington makes to automobile dealers, which are deferred and amortized on a straight-line basis over the life of the lease.

Lease payments are recorded as rental income, a component of operating lease income in non-interest income. Net deferred origination fees or costs are amortized over the life of the lease to operating lease income. Depreciation expense is recorded on a straight-line basis over the term of the lease. Leased assets are depreciated to the estimated residual value at the end of the lease term. Depreciation expense is included in operating lease expense in the non-interest expense section of the consolidated income statement. Impairment of residual values of operating leases is evaluated under Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Under that Statement, when the future cash flows from the operating lease, including the expected realizable fair value of the automobile or equipment at the end of the lease, are less than the book value of the lease, an immediate impairment write-down is recognized. Otherwise, reductions in the expected residual value result in additional depreciation of the leased asset over the remaining term of the lease. Upon disposition, a gain or loss is recorded for any difference between the net book value of the lease and the proceeds from the disposition of the asset, including any insurance proceeds.

On a quarterly basis, Management evaluates the amount of residual value losses that it anticipates will result from the estimated fair value of a leased vehicle being less than the residual value inherent in the lease. Also as part of its quarterly analysis, Management evaluates automobile leases individually for impairment. Fair value includes estimated net proceeds from the sale of the leased vehicle plus expected residual value insurance proceeds and amounts expected to be collected from the lessee for excess mileage and other items that are billable under terms of the lease contract. When estimating the amount of expected insurance proceeds, Management takes into consideration policy caps that exist in one of its residual value insurance policies and whether it expects aggregate claims under such policies to exceed the cap. Residual value losses exceeding any insurance policy cap are reflected in higher depreciation expense over the remaining life of the affected automobile lease.

Credit losses, included in operating lease expense, occur when a lease is terminated early because the lessee cannot make the required lease payments. These credit-generated terminations result in Huntington taking possession of the automobile earlier than expected. When this occurs, the market value of the automobile may be less than Huntington’s book value, resulting in a loss upon sale. Rental income payments accrued, but not received, are written off when they reach 120 days past due and at that time, the asset is evaluated for impairment.

–	BANK OWNED LIFE INSURANCE — Huntington’s bank owned life insurance policies are carried at their cash surrender value. Huntington recognizes tax-free income from the periodic increases in the cash surrender value of these policies and from death benefits.

–	DERIVATIVE FINANCIAL INSTRUMENTS — Derivative financial instruments, primarily interest rate swaps, are accounted for in accordance with Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. This Statement requires every derivative instrument to be recorded in the consolidated balance sheet as either an asset or liability measured at its fair value and Huntington to formally document, designate, and assess the effectiveness of transactions for which hedge accounting is applied. Depending on the nature of the hedge and the extent to which it is effective, the changes in fair value of the derivative recorded through earnings will either be offset against the change in the fair value of the hedged item in earnings, or recorded in other comprehensive income and subsequently recognized in earnings in the period the hedged item affects earnings. The portion of a hedge that is ineffective and all changes in the fair value of derivatives not designated as hedges, referred to as trading instruments, are recognized immediately in earnings. Deferred gains or losses from derivatives that are terminated are amortized over the shorter of the original remaining term of the derivative or the remaining life of the underlying asset or liability. Trading instruments are carried at fair value with changes in fair value included in other non-interest income. Trading instruments are executed primarily with Huntington’s customers to fulfill their needs. Derivative instruments used for trading purposes include interest rate swaps, including callable swaps, interest rate caps and floors, and interest rate and foreign exchange futures, forwards, and options.

–	ADVERTISING COSTS — Advertising costs are expensed as incurred as a marketing expense, a component of non-interest expense.

–	INCOME TAXES — Income taxes are accounted for under the asset and liability method. Accordingly, deferred tax assets and liabilities are recognized for the future book and tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are determined using enacted tax rates expected to apply in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income at the time of enactment of such change in tax rates.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	TREASURY STOCK — Acquisitions of treasury stock are recorded at cost. The reissuance of shares in treasury for acquisitions, stock option exercises, or for other corporate purposes, is recorded at weighted-average cost.

–	STOCK-BASED COMPENSATION — Huntington’s stock-based compensation plans are accounted for based on the intrinsic value method promulgated by Accounting Principles Board Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Compensation expense for employee stock options is generally not recognized if the exercise price of the option equals or exceeds the fair value of the stock on the date of grant.

The following pro forma disclosures for net income and earnings per diluted common share is presented as if Huntington had applied the fair value method of accounting of Statement No. 123, Accounting for Stock-Based Compensation, in measuring compensation costs for stock options. The fair values of the stock options granted are estimated using the Black-Scholes option-pricing model. This model assumes that the estimated fair value of the options is amortized over the options’ vesting periods and the compensation costs would be included in personnel costs in the consolidated income statement. The following table also includes the weighted-average assumptions that were used in the option-pricing model for options granted in each of the last three years:

	Year Ended December 31,

(in millions of dollars, except per share amounts)	2005	2004	2003

Assumptions
Risk-free interest rate	4.07%	3.78%	4.45%
Expected dividend yield	3.34	3.20	3.11
Expected volatility of Huntington’s common stock	26.3	30.9	33.8
Expected option term (years)	6.0	6.0	6.0

Pro forma results
Net income, as reported	$412.1	$398.9	$372.4
Less pro forma expense related to options granted	(11.9)	(14.4)	(10.9)

Pro forma net income	$400.2	$384.5	$361.5

Net income per common share:
Basic, as reported	$1.79	$1.74	$1.62
Basic, pro forma	1.74	1.67	1.58
Diluted, as reported	1.77	1.71	1.61
Diluted, pro forma	1.71	1.64	1.56

–	SEGMENT RESULTS — Accounting policies for the lines of business are the same as those used in the preparation of the consolidated financial statements with respect to activities specifically attributable to each business line. However, the preparation of business line results requires management to establish methodologies to allocate funding costs and benefits, expenses, and other financial elements to each line of business. Changes are made in these methodologies utilized for certain balance sheet and income statement allocations performed by Huntington’s management reporting system, as appropriate. In 2005, the Capital Markets Group was removed from the Treasury/Other segment and combined with the Private Financial Group to form the Private Financial and Capital Markets Group segment. Since the Capital Markets Group is now managed through the Private Financial Group, combining these two segments better reflects the management accountability and decision making structure. Prior periods reflect this change.

–	STATEMENT OF CASH FLOWS — Cash and cash equivalents are defined as “Cash and due from banks” and “Federal funds sold and securities purchased under resale agreements.”

2. NEW ACCOUNTING STANDARDS

–	FASB INTERPRETATION NO. 47, Accounting for Conditional Asset Retirement Obligations (FIN 47) — In March 2005, the FASB issued FIN 47, which clarifies the term “conditional asset retirement obligation” as used in Statement No. 143, Accounting for Asset Retirement Obligations. FIN 47 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The impact of adopting the provisions of FIN 47 in the fourth quarter of 2005 was not material.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

–	FINANCIAL ACCOUNTING STANDARDS BOARD (FASB) STATEMENT NO. 154, Accounting Changes and Error Corrections — a replacement of APB Opinion No. 20 and FASB Statement No. 3 (Statement No. 154) — In May 2005, the FASB issued Statement 154, which replaces APB Opinion No. 20, Accounting Changes, and Statement No. 3, Reporting Accounting Changes in Interim Financial Statements. Statement 154 changes the requirements for the accounting for and reporting of a change in accounting principle. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of this new pronouncement is not expected to be material to Huntington’s financial condition, results of operations, or cash flows.

–	STATEMENT NO. 123 (REVISED 2004), Share-Based Payment (STATEMENT NO. 123R) — Statement 123R was issued in December 2004, requiring that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Statement 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123R replaces Statement No. 123, Accounting for Stock-Based Compensation (Statement 123), and supersedes Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB 25). Statement 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, that Statement permitted entities the option of continuing to apply the guidance in APB 25, as long as the footnotes to financial statements disclosed pro forma net income under the preferable fair-value-based method. Effective January 1, 2006, Huntington has adopted Statement 123R. The impact of adoption to Huntington’s results of operations is similar to the pro forma disclosures presented in Note 1. (See Note 1 for the current accounting policy on share-based payments and Note 17 for the share-based payment disclosures).

–	STAFF ACCOUNTING BULLETIN NO. 107, Share Based Payments (SAB 107) — On March 29, 2005, the SEC issued SAB 107 to provide public companies additional guidance in applying the provisions of Statement No. 123R. Among other things, SAB 107 describes the SEC staff’s expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of Statement 123R with certain existing SEC guidance. Huntington has adopted the provisions of SAB 107 in conjunction with the adoption of Statement 123R beginning January 1, 2006.

–	PROPOSED INTERPRETATION OF STATEMENT NO. 109, Accounting for Uncertain Tax Positions — In July 2005, the FASB issued an exposure draft of a proposed interpretation on accounting for uncertain tax positions under Statement No. 109, Accounting for Income Taxes. The exposure draft contains proposed guidance on the recognition and measurement of uncertain tax positions. If adopted as proposed, the Company would be required to recognize, in its financial statements, the best estimate of the impact of a tax position, only if that tax position is probable of being sustained on audit based solely on the technical merits of the position. The proposed effective date for the interpretation was originally scheduled for December 31, 2005, with a cumulative effect of a change in accounting principle to be recorded upon the initial adoption. In January 2006, FASB decided to make forthcoming rules on certain tax positions effective in 2007. FASB also moved to a view that such recognition should be changed from the tax position being “probable of being sustained on audit based solely on the technical merits of the position” to a less stringent benchmark of “more likely than not” that the position would be sustained on audit or final resolution through legal action or settlement. FASB expects to publish the planned rules on uncertain tax positions in March or April of 2006. Huntington is currently evaluating the impact this proposed interpretation will have on its consolidated financial statements.

–	PROPOSED FASB AMENDMENT TO STATEMENT NO. 140, Servicing Rights — In August 2005, the FASB issued an exposure draft, Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140. This exposure draft would amend Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and would require that all separately recognized servicing rights be initially measured at fair value, if practicable. For each class of separately recognized servicing assets and liabilities, this exposure draft would permit Huntington to choose either to report servicing assets and liabilities at fair value or at amortized cost. Under the fair value approach, servicing assets and liabilities will be recorded at fair value at each reporting date with changes in fair value recorded in earnings in the period in which the changes occur. Under the amortized cost method, servicing assets and liabilities are amortized in proportion to and over the period of estimated net servicing income or net servicing loss and are assessed for impairment based on fair value at each reporting date. The statement would be effective for fiscal years beginning after September 15, 2006, and allows early adoption as of the beginning of a fiscal year for which the entity has not previously issued interim financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

3. INVESTMENT SECURITIES

Investment securities at December 31 were as follows:

		Unrealized

(in thousands of dollars)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2005
U.S. Treasury	$24,199	$131	$(655)	$23,675
Federal agencies
Mortgage-backed securities	1,309,598	680	(31,256)	1,279,022
Other agencies	349,385	115	(13,034)	336,466

Total Federal agencies	1,658,983	795	(44,290)	1,615,488
Asset-backed securities	1,788,694	4,990	(4,904)	1,788,780
Municipal securities	544,781	5,003	(4,934)	544,850
Private label CMO	402,959	171	(9,561)	393,569
Other securities	159,522	751	(115)	160,158

Total investment securities	$4,579,138	$11,841	$(64,459)	$4,526,520

		Unrealized

(in thousands of dollars)	Amortized Cost	Gross Gains	Gross Losses	Fair Value

2004
U.S. Treasury	$24,987	$362	$(213)	$25,136
Federal agencies
Mortgage-backed securities	985,846	177	(12,507)	973,516
Other agencies	986,954	1,193	(15,901)	972,246

Total Federal agencies	1,972,800	1,370	(28,408)	1,945,762
Asset-backed securities	1,198,296	2,690	(1,004)	1,199,982
Municipal securities	410,614	7,404	(1,794)	416,224
Private label CMO	462,394	866	(5,233)	458,027
Other securities	189,513	4,962	(661)	193,814

Total investment securities	$4,258,604	$17,654	$(37,313)	$4,238,945

There were no securities classified as held to maturity at December 31, 2005. Included in investment securities at December 31, 2004, were $2.0 million of municipal securities classified as held to maturity. These securities were accounted for at their historical cost. In the first quarter of 2005, Huntington sold $1.5 million of the securities classified as held to maturity and transferred the remaining securities to available for sale. At the time of the transfer, a nominal unrealized gain on the transferred securities was recognized in other comprehensive income.

Other securities include Federal Home Loan Bank and Federal Reserve Bank stock, corporate debt and marketable equity securities.

Contractual maturities of investment securities as of December 31 were:

	2005		2004

(in thousands of dollars)	Amortized Cost	Fair Value	Amortized Cost	Fair Value

Under 1 year	$1,765	$1,765	$8,597	$8,653
1-5 years	394,254	382,549	610,189	606,140
6-10 years	199,670	196,154	584,619	575,399
Over 10 years	3,838,730	3,800,751	2,964,917	2,957,796
Non-marketable equity securities	89,661	89,661	84,756	84,756
Marketable equity securities	55,058	55,640	5,526	6,201

Total investment securities	$4,579,138	$4,526,520	$4,258,604	$4,238,945

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2005, the carrying value of investment securities pledged to secure public and trust deposits, trading account liabilities, U.S. Treasury demand notes, and security repurchase agreements totaled $1.4 billion. There were no securities of a single issuer, which are not governmental or government-sponsored, that exceeded 10% of shareholders’ equity at December 31, 2005.

The following table provides the gross unrealized losses and fair value of temporarily impaired securities, aggregated by investment category and length of time the individual securities have been in a continuous loss position, at December 31, 2005.

	Less than 12 Months		Over 12 Months		Total

		Unrealized		Unrealized		Unrealized
(in thousands of dollars)	Fair Value	Losses	Fair Value	Losses	Fair Value	Losses

U.S. Treasury	$—	$—	$19,857	$(655)	$19,857	$(655)
Federal agencies
Mortgage-backed securities	658,407	(13,536)	431,877	(17,720)	1,090,284	(31,256)
Other agencies	—	—	334,051	(13,034)	334,051	(13,034)

Total Federal agencies	658,407	(13,536)	765,928	(30,754)	1,424,335	(44,290)
Asset-backed securities	725,215	(4,739)	87,379	(165)	812,594	(4,904)
Municipal securities	214,634	(2,976)	51,334	(1,958)	265,968	(4,934)
Private label CMO	42,501	(750)	336,309	(8,811)	378,810	(9,561)
Other securities	3,219	(32)	2,540	(83)	5,759	(115)

Total temporarily impaired securities	$1,643,976	$(22,033)	$1,263,347	$(42,426)	$2,907,323	$(64,459)

As of December 31, 2005, Management has evaluated these investment securities with unrealized losses and all non-marketable securities for impairment. The unrealized losses were caused by interest rate increases. The contractual terms and/or cash flows of the investments do not permit the issuer to settle the securities at a price less than the amortized cost. Huntington has the intent and ability to hold these investment securities until the fair value is recovered, which may be maturity, and therefore, does not consider them to be other-than-temporarily impaired at December 31, 2005.

In 2004, Management determined that $11.0 million of equity securities, with unrealized losses of $0.9 million were other-than-temporarily impaired. Consequently, Huntington recognized the unrealized losses in 2004 as non-interest income. There were no other-than-temporary impairments of any securities recognized in 2005 or 2003.

Gross gains from sales of securities of $8.5 million, $34.7 million, and $14.5 million, were realized in 2005, 2004, and 2003, respectively. Gross losses totaled $16.6 million in 2005, $19.0 million in 2004, and $9.2 million in 2003.

4. LOANS AND LEASES

At December 31, 2005, $2.4 billion of commercial and industrial loans were pledged to secure potential discount window borrowings from the Federal Reserve Bank. At this same date, $4.2 billion of real estate qualifying loans were pledged to secure advances from the Federal Home Loan Bank. Real estate qualifying loans are comprised of residential mortgage loans secured by first and second liens.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Huntington’s loan and lease portfolio includes lease financing receivables consisting of direct financing leases on equipment, which are included in commercial and industrial loans, and on automobiles. Net investment in lease financing receivables by category at December 31 were as follows:

	At December 31,

(in thousands of dollars)	2005	2004

Commercial and industrial
Lease payments receivable	$486,488	$389,177
Estimated residual value of leased assets	39,570	37,704

Gross investment in commercial lease financing receivables	526,058	426,881
Deferred origination fees and costs	3,125	1,980
Unearned income	(58,476)	(39,414)

Total net investment in commercial lease financing receivables	$470,707	$389,447

Consumer
Lease payments receivable	$1,209,088	$1,453,909
Estimated residual value of leased assets	1,296,303	1,258,160

Gross investment in consumer lease financing receivables	2,505,391	2,712,069
Deferred origination fees and costs	(565)	(2,130)
Unearned income	(215,811)	(266,484)

Total net investment in consumer lease financing receivables	$2,289,015	$2,443,455

The future lease rental payments due from customers on direct financing leases at December 31, 2005, totaled $1.2 billion and were as follows: $0.5 billion in 2006; $0.4 billion in 2007; $0.2 billion in 2008; $0.1 billion in 2009, and less than $0.1 billion thereafter. Included in the estimated residual value of leased consumer assets was a valuation reserve of $5.1 million and $4.2 million at December 31, 2005 and 2004, respectively, for expected residual value impairment not covered by residual value insurance.

RELATED PARTY TRANSACTIONS

Huntington has made loans to its officers, directors, and their associates. These loans were made in the ordinary course of business under normal credit terms, including interest rate and collateralization, and do not represent more than the normal risk of collection. These loans to related parties for the year ended December 31 are summarized as follows:

(in thousands of dollars)	2005

Balance, beginning of year	$89,177
Loans made	219,728
Repayments	(231,814)
Changes due to status of executive officers and directors	(603)

Balance, end of year	$76,488

NON-PERFORMING ASSETS AND PAST DUE LOANS

At December 31, 2005 and 2004, loans in non-accrual status and loans past due 90 days or more and still accruing interest, were as follows:

	At December 31,

(in thousands of dollars)	2005	2004

Commercial and industrial	$55,273	$34,692
Commercial real estate	18,309	8,670
Residential mortgage	17,613	13,545
Home equity	10,720	7,055

Total non-performing loans	101,915	63,962
Other real estate, net	15,240	44,606

Total non-performing assets	$117,155	$108,568

Accruing loans past due 90 days or more	$56,138	$54,283

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The amount of interest that would have been recorded under the original terms for total loans classified as non-accrual or renegotiated was $7.7 million for 2005, $3.3 million for 2004, and $6.3 million for 2003. Amounts actually collected and recorded as interest income for these loans totaled $1.9 million, $1.9 million, and $3.0 million for 2005, 2004, and 2003, respectively.

5. LOAN SALES AND SECURITIZATIONS

AUTOMOBILE LOANS

Huntington sold $0.4 billion, $1.5 billion and $2.1 billion of automobile loans in 2005, 2004 and 2003, respectively. Pre-tax gains from the sales of automobile loans totaled $1.2 million, $14.2 million and $40.0 million in 2005, 2004 and 2003, respectively.

During 2005, Huntington used the following assumptions to measure fair value of retained servicing rights at the time of the sale: estimated servicing income of 0.55%, requires adequate compensation for servicing of approximately 0.62%, receives other ancillary fees of approximately 0.33%, applies a discount rate of 10% and receives an estimated return on payments prior to remittance to investors. The servicing asset is then amortized against servicing income. Impairment, if any, is recognized when carrying value exceeds the fair value as determined by calculating the present value of expected net future cash flows. The primary risk characteristic for measuring servicing assets is payoff rates of the underlying loan pools. Valuation calculations rely heavily on the predicted payoff assumption, and if actual payoff is quicker than expected, then future value would be impaired. Other impairment concerns would be changes to the other assumptions mentioned above.

Changes in the carrying value of automobile loan servicing rights for the three years ended December 31, 2005, and the fair value at the end of each period were as follows:

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Carrying value, beginning of year	$20,286	$17,662	$12,676
New servicing assets	2,113	16,249	25,106
Amortization	(11,528)	(13,625)	(8,434)
Impairment charges	(66)	—	—
Adoption of FIN 46	—	—	(11,686)

Carrying value, end of year	$10,805	$20,286	$17,662

Fair value, end of year	$11,658	$21,361	$18,501

Huntington has retained servicing responsibilities and receives annual servicing fees from 0.55% to 1.00% of the outstanding loan balances. Servicing income, net of amortization of capitalized servicing assets, included in other non-interest income amounted to $12.5 million in 2005, $10.1 million in 2004, and $4.3 million in 2003. The unpaid principal balance of automobile loans serviced for third parties was $1.7 billion, $2.3 billion, and $1.8 billion at December 31, 2005, 2004, and 2003, respectively.

There were no automobile loan securitizations in 2005 or 2004. As a result of adopting FIN 46 (subsequently amended as FIN 46R) in the third quarter of 2003, one of the securitization trusts sponsored by Huntington was consolidated. The impact of this consolidation was to reduce the outstanding automobile loans serviced by $1.0 billion, reduce the retained interest asset by $142.3 million, and reduce the servicing asset by $11.7 million. In the second quarter of 2004, Huntington repurchased all the outstanding loans of an unconsolidated trust for $23.9 million, resulting in a $1.5 million pre-tax gain. There were no impairment charges related to Huntington’s retained interest in automobile loans during 2004 and 2003.

RESIDENTIAL MORTGAGE LOANS

There were no sales of residential mortgage loans held for investment in 2005 and 2003. During 2004, Huntington sold $199.8 million of residential mortgage loans held for investment, resulting in a net pre-tax gain of $0.5 million. Huntington also exchanged for federal agency mortgage-backed securities $15.1 million, $115.9 million and $354.2 million of residential mortgage loans in 2005, 2004 and 2003, respectively, and retained all of the resulting securities. Accordingly, these amounts were reclassified from loans to investment securities.

A mortgage servicing right (MSR) is established only when the loans are sold or when servicing is contractually separated from the underlying mortgage loans by sale or securitization of the loans with servicing rights retained. The initial carrying value of the asset is established based on its relative fair value at the time of sale using assumptions that are consistent with assumptions used at the time to estimate the fair value of the total MSR portfolio. All servicing rights are subsequently carried at the lower of the initial carrying value, adjusted for amortization, or fair value, and are included in other assets. From time to time, loans may be sold with recourse. This recourse may be for a limited period of time or for the life of the loan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The unpaid principal balance of residential mortgage loans serviced for third parties was $7.3 billion, $6.9 billion, and $6.4 billion at December 31, 2005, 2004, and 2003, respectively.

A summary of loans serviced at December 31, 2005 and for the year ended, were as follows:

		Year Ended
(in millions of dollars)	At December 31, 2005	December 31, 2005

	Principal Balance	Average Balance

Loans serviced for others	$ 7,276	$ 7,013
Loans held in portfolio and held for sale	4,306	4,227

Loans serviced	$11,582	$11,240

Changes in the carrying value of mortgage servicing rights and the associated valuation allowance for the three years ended December 31, 2005, and the fair value at the end of each period were as follows:

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Balance, beginning of year	$77,107	$71,087	$29,271
New servicing assets	28,260	23,738	52,896
Amortization	(18,359)	(19,019)	(25,966)
Impairment recovery	4,371	1,378	14,957
Sales	(120)	(77)	(71)

Balance, end of year	$91,259	$77,107	$71,087

Fair value, end of year	$109,560	$84,084	$74,684

Servicing rights are evaluated quarterly for impairment based on the fair value of those rights, using a disaggregated approach. The fair value of the servicing rights is determined by estimating the present value of future net cash flows, taking into consideration market loan prepayment speeds, discount rates, servicing costs, and other economic factors. Seven risk tranches are used in the evaluation of mortgage servicing rights for impairment: three tranches for servicing rights on 30-year fixed-rate mortgage loans (based on interest rate bands of below 6.00%; 6.00% up to 6.99%; and 7.00% and above), three tranches for servicing rights on 15-year fixed-rate mortgage loans (based on interest rate bands of below 5.50%; 5.50% up to 6.49%; and 6.50% and above), and one tranche encompassing balloon and adjustable rate mortgages. Huntington began using the expanded interest rate bands in the fourth quarter of 2003. Temporary impairment is recognized in a valuation allowance against the mortgage servicing rights. Huntington also analyzes its mortgage servicing rights periodically for other-than-temporary impairment. Other-than-temporary impairment is recognized as a direct reduction of the carrying value of the mortgage servicing right and cannot be recovered. No other-than-temporary impairment was recognized in the three years ended December 31, 2005. Servicing rights are amortized over the period of, and in proportion to, the estimated future net servicing revenue. Amortization is recorded as a reduction of mortgage banking income, which is reflected in non-interest income in Huntington’s consolidated income statement.

Changes in the impairment allowance for mortgage servicing rights for the three years ended December 31, 2005, were as follows:

	Year Ending December 31,

(in thousands of dollars)	2005	2004	2003

Balance, beginning of year	$(4,775)	$(6,153)	$(21,110)
Impairment charges	(15,814)	(18,110)	(10,713)
Impairment recovery	20,185	19,488	25,670

Balance, end of year	$(404)	$(4,775)	$(6,153)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2005, the fair value, assumptions and the sensitivity of the current fair value of Huntington’s mortgage servicing rights to immediate 10% and 20% adverse changes in those assumptions were:

		Decline in fair
		value due to

		10%	20%
		adverse	adverse
(in thousands of dollars)	Actual	change	change

Constant pre-payment rate	12.76%	$(4,900)	$(9,500)
Discount rate	9.42	(3,900)	(7,600)

Caution should be used when reading these sensitivities as a change in an individual assumption and its impact on fair value is shown independent of changes in other assumptions. Economic factors are dynamic and may counteract or magnify sensitivities.

6. ALLOWANCES FOR CREDIT LOSSES (ACL)

The Company maintains two reserves, both of which are available to absorb possible credit losses: the allowance for loan and lease losses (ALLL) and the allowance for unfunded loan commitments and letters of credit (AULC). When summed together, these reserves constitute the total allowances for credit losses (ACL). During 2005, the economic reserve associated with unfunded loan commitments was transferred from the ALLL to the AULC. This transfer had no impact on net income. A summary of the transactions in the allowances for credit losses and details regarding impaired loans and leases follows for the three years ended December 31:

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Allowance for loan and leases losses, beginning of year (ALLL)	$271,211	$299,732	$300,503
Loan and lease losses	(115,848)	(126,115)	(201,534)
Recoveries of loans previously charged off	35,791	47,580	39,725

Net loan and lease losses	(80,057)	(78,535)	(161,809)

Provision for loan and lease losses	83,782	57,397	164,616
Economic reserve transfer	(6,253)	—	—
Allowance for assets sold and securitized(1)	(336)	(7,383)	(3,578)

Allowance for loan and lease losses, end of year	$268,347	$271,211	$299,732

Allowance for unfunded loan commitments and letters of credit, beginning of year (AULC)	$33,187	$35,522	$36,145
Provision for unfunded loan commitments and letters of credit losses	(2,483)	(2,335)	(623)
Economic reserve transfer	6,253	—	—

Allowance for unfunded loan commitments and letters of credit, end of year	$36,957	$33,187	$35,522

Total allowances for credit losses (ACL)	$305,304	$304,398	$335,254

Recorded balance of impaired loans, at end of year(2) :
With specific reserves assigned to the loan and lease balances	$41,525	$51,875	$54,853
With no specific reserves assigned to the loan and lease balances	14,032	29,296	—

Total	$55,557	$81,171	$54,853

Average balance of impaired loans for the year(2)	$29,441	$54,445	$33,970
Allowance for loan and lease losses on impaired loans(2)	14,526	23,447	26,249

(1)	In conjunction with the automobile loan sales and securitizations in 2005, 2004, and 2003, an allowance for loan and lease losses attributable to the associated loans sold was included as a component of the loan’s carrying value upon their sale.

(2)	Includes impaired commercial and industrial loans and commercial real estate loans with outstanding balances greater than $500,000. A loan is impaired when it is probable that Huntington will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are included in non-performing assets. The amount of interest recognized in 2005 and 2004 on impaired loans while they were considered impaired was less than $0.1 million and $1.1 million, respectively. There was no interest recognized in 2003 on impaired loans while they were considered impaired.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

There is a potential for loan products to contain contractual terms that give rise to a concentration of credit risk that may increase a lending institution’s exposure to risk of nonpayment or realization. Examples of these contractual terms include loans that permit negative amortization, a loan-to-value of greater than 100%, and option adjustable-rate mortgages. Huntington does not offer mortgage loan products that contain these terms. Huntington does offer a home equity loan product that is interest only with an introductory rate that is below the market interest rate for the initial period of the loan term and increases when that period ends. Home equity loans totaled $4.6 billion, or 19%, of total loans at December 31, 2005 and 2004. From a credit risk perspective, 87% of the home equity loans had a loan to value ratio of less than 90% at December 31, 2005. The charge-off policy for home equity loans is described in Note 1.

7. OPERATING LEASE ASSETS

For periods before May 2002, Huntington purchased vehicles, primarily automobiles, for lease to consumers under operating lease arrangements. Starting in 2004, Huntington also began purchasing equipment for lease to customers under similar operating lease arrangements. These operating lease arrangements required the lessee to make a fixed monthly rental payment over a specified lease term, typically from 36 to 66 months. The vehicles and equipment, net of accumulated depreciation, are recorded as operating lease assets in the consolidated balance sheet. Rental income is earned by Huntington on the operating lease assets and reported as non-interest income. The assets are depreciated over the term of the lease to the estimated fair value at the end of the lease. The depreciation of these assets is reported as a component of non-interest expense. At the end of the lease, the asset is either purchased by the lessee or returned to Huntington. The following is a summary of operating lease assets at December 31:

	At December 31,

(in thousands of dollars)	2005	2004

Cost of operating lease assets (including residual values of $159,070 and $406,965, respectively)	$506,445	$1,173,616
Deferred origination fees and costs	(272)	(1,138)
Accumulated depreciation	(277,096)	(585,168)

Total	$229,077	$587,310

The future lease rental payments due from customers on operating lease assets at December 31, 2005, totaled $101.5 million and are due as follows: $63.8 million in 2006; $17.6 million in 2007; $7.4 million in 2008; $5.6 million in 2009, $3.3 million in 2010, and $3.4 million thereafter. Depreciation expense for each of the years ended December 31, 2005, 2004, and 2003 was $99.3 million, $216.4 million, and $350.6 million, respectively.

8. PREMISES AND EQUIPMENT

At December 31, premises and equipment stated at cost were comprised of the following:

	At December 31,

(in thousands of dollars)	2005	2004

Land and land improvements	$67,787	$63,406
Buildings	246,745	237,071
Leasehold improvements	149,466	142,764
Equipment	477,192	467,674

Total premises and equipment	941,190	910,915
Less accumulated depreciation and amortization	(580,513)	(555,800)

Net premises and equipment	$360,677	$355,115

Depreciation and amortization charged to expense and rental income credited to occupancy expense for the three years ended December 31, 2005 were:

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Total depreciation and amortization of premises and equipment	$50,355	$50,097	$46,746
Rental income credited to occupancy expense	11,010	13,081	14,837

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

9. GOODWILL AND OTHER INTANGIBLE ASSETS

At December 31, goodwill and other intangible assets, net of accumulated amortization, were comprised of:

	At December 31,

(in thousands of dollars)	2005	2004

Goodwill	$212,530	$210,155
Other intangibles	4,956	5,652

Balance, end of period	$217,486	$215,807

At December 31, 2005, none of Huntington’s goodwill is deductible for tax purposes. Goodwill and other intangible assets, net of accumulated amortization, and related activity, by segment, for the years ended December 31, 2005 and 2004, were as follows:

	Regional	Dealer		Treasury/	Huntington
(in thousands of dollars)	Banking	Sales	PFCMG	Other	Consolidated

Balance, January 1, 2004	$197,593	—	$12,947	$6,469	$217,009
Amortization	—	—	—	(817)	(817)
Adjustments	—	—	(385)	—	(385)

Balance, December 31, 2004	197,593	—	12,562	5,652	215,807
Additions	2,378	—	130	—	2,508
Amortization	—	—	(13)	(816)	(829)

Balance, December 31, 2005	$199,971	$—	$12,679	$4,836	$217,486

During 2005 Huntington purchased certain trust relationships for $0.1 million. Also included in 2005 is $2.4 million primarily relating to the finalization of the settlement of a purchase price contingency of the LeaseNet acquisition in 2002.

The $0.4 million adjustment in 2004 relates to goodwill recorded as part of the Haberer Registered Investment Advisor, Inc. acquisition in 2002. No impairment of goodwill was required in accordance with Statement No. 142 in 2005, 2004 or 2003. For the years 2006 through 2010, amortization expense associated with the other intangibles is expected to be $0.8 million each year.

10. SHORT-TERM BORROWINGS

At December 31, short-term borrowings were comprised of the following:

	At December 31,

(in thousands of dollars)	2005	2004

Federal funds purchased	$931,097	$30,620
Securities sold under agreements to repurchase	888,985	1,093,247
Commercial paper	2,480	1,928
Other borrowings	66,698	81,438

Total short-term borrowings	$1,889,260	$1,207,233

Other borrowings consist of borrowings from the U.S. Treasury, funds held as collateral from swap counterparties, and other notes payable.

Information concerning securities sold under agreements to repurchase for the years ended December 31 is summarized as follows:

	Year Ended December 31,

(in thousands of dollars)	2005	2004

Average balance during the year	$1,125,159	$1,410,174
Average interest rate during the year	2.17%	0.93%
Maximum month-end balance during the year	$1,356,733	$1,500,267

Commercial paper is issued by Huntington Bancshares Financial Corporation, a non-bank subsidiary, with principal and interest guaranteed by the parent company.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

11. FEDERAL HOME LOAN BANK ADVANCES

Huntington’s long-term advances from the Federal Home Loan Bank had weighted average interest rates of 4.37% and 2.32% at December 31, 2005 and 2004, respectively. These advances, which predominantly had variable interest rates, were collateralized by qualifying real estate loans. As of December 31, 2005 and 2004, Huntington’s maximum borrowing capacity was $1.7 billion and $1.5 billion, respectively. The advances outstanding at December 31, 2005 of $1.2 billion mature as follows: $0.2 billion in 2006; $0.6 billion in 2007; $0.4 billion in 2008; and less than $0.1 billion thereafter. The terms of advances include various restrictive covenants including limitations on the acquisition of additional debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2005, Huntington was in compliance with all such covenants.

12. SUBORDINATED NOTES

At December 31, Huntington’s subordinated notes consisted of the following:

	At December 31,

(in thousands of dollars)	2005	2004

Parent company:
4.94% junior subordinated debentures due 2027(1)	$206,186	$206,186
5.12% junior subordinated debentures due 2028(2)	103,093	103,093
The Huntington National Bank:
8.00% subordinated notes due 2010	158,620	160,692
4.90% subordinated notes due 2014	193,361	199,136
6.60% subordinated notes due 2018	214,277	219,505
5.375% subordinated notes due 2019	147,834	151,181

Total subordinated notes	$1,023,371	$1,039,793

(1)	Variable effective rate at December 31, 2005, based on three month LIBOR + 0.70.

(2)	Variable effective rate at December 31, 2005, based on three month LIBOR + 0.625.

The weighted-average interest rate for subordinated notes was 5.84% and 5.16% at December 31, 2005 and 2004, respectively.

Amounts above are reported net of unamortized discounts and include values related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 21 for more information regarding such financial instruments. All principal is due upon maturity of the note as described in the table above.

13. OTHER LONG-TERM DEBT

At December 31, Huntington’s other long-term debt consisted of the following:

	At December 31,

(in thousands of dollars)	2005	2004

The Huntington National Bank	$1,576,033	$3,006,004
Parent company (matured in December 2005)	—	100,000
4.69% Securitization trust note payable due 2012(1)	792,386	860,000
7.88% Class C preferred securities of REIT subsidiary, no maturity	50,000	50,000

Total other long-term debt	$2,418,419	$4,016,004

(1)	Variable effective rate at December 31, 2005, based on one month LIBOR + 0.33.

Amounts above include values related to hedging with derivative financial instruments. The derivative instruments, principally interest rate swaps, are used to match the funding rates on certain assets by hedging the cash flow variability associated with certain variable-rate debt by converting the debt to fixed-rate and hedging the fair values of certain fixed-rate debt by converting the debt to a variable rate. See Note 21 for more information regarding such financial instruments.

The weighted-average interest rate for other long-term debt was 4.34% and 2.86% at December 31, 2005 and 2004, respectively. At December 31, 2005, Huntington’s other long-term debt included $50 million of secured borrowings, which had a variable rate of 4.13% based, in part, on three-month LIBOR. The secured borrowings matured in January 2006.

The securitization trust note payable is collateralized by $855 million in automobile loans held in the automobile trust. The terms of the other long-term debt obligations contain various restrictive covenants including limitations on the acquisition of additional

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

debt in excess of specified levels, dividend payments, and the disposition of subsidiaries. As of December 31, 2005, Huntington was in compliance with all such covenants.

Other long-term debt maturities for the next five years are as follows: $0.8 billion in 2006; $0.1 billion in 2007; $0.2 billion in 2008; $0.2 billion in 2009; $0.3 billion in 2010; and $0.8 billion in 2011 and thereafter. These maturities are based upon the par values of long-term debt.

14. OTHER COMPREHENSIVE INCOME

The components of Huntington’s other comprehensive income in each of the three years ended December 31 were as follows:

	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Unrealized losses on investment securities arising during the year:
Unrealized net losses	$(41,014)	$(18,555)	$(67,520)
Related tax benefit	14,445	6,689	23,511

Net	(26,569)	(11,866)	(44,009)

Less: Reclassification of net realized losses (gains) from sales of investment securities during the year:
Realized net losses (gains)	8,055	(15,763)	(5,258)
Related tax (benefit) expense	(2,819)	5,517	1,840

Net	5,236	(10,246)	(3,418)

Total unrealized losses on investment securities arising during the year, net of reclassification of net realized losses (gains)	(21,333)	(22,112)	(47,427)

Unrealized gains (losses) on cash flow hedging derivatives arising during the year:
Unrealized net gains (losses)	16,852	14,914	(17,048)
Related tax (expense) benefit	(5,898)	(5,220)	5,967

Net	10,954	9,694	(11,081)

Minimum pension liability adjustment:
Unrealized net loss	(1,248)	(1,789)	(1,714)
Related tax benefit	437	626	600

Net	(811)	(1,163)	(1,114)

Total other comprehensive loss	$(11,190)	$(13,581)	$(59,622)

Activity in accumulated other comprehensive income for the three years ended December 31, 2005 was as follows:

		Unrealized gains
	Unrealized gains	and losses on	Minimum
	and losses on	cash flow hedging	pension
(in thousands of dollars)	investment securities	derivatives	liability	Total

Balance, January 1, 2003	$56,856	$5,639	$(195)	$62,300
Current period change	(47,427)	(11,081)	(1,114)	(59,622)

Balance, December 31, 2003	9,429	(5,442)	(1,309)	2,678
Current period change	(22,112)	9,694	(1,163)	(13,581)

Balance, December 31, 2004	(12,683)	4,252	(2,472)	(10,903)
Current period change	(21,333)	10,954	(811)	(11,190)

Balance, December 31, 2005	$(34,016)	$15,206	$(3,283)	$(22,093)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

15. SHAREHOLDERS’ EQUITY

Effective April 27, 2004, the board of directors authorized a new share repurchase program (the 2004 Repurchase Program) which cancelled the prior 2003 share repurchase program and authorized Management to repurchase not more than 7.5 million shares of Huntington common stock. On June 9, 2005, Huntington reactivated its share repurchase program upon settlement of the SEC formal investigation.

On October 18, 2005, the Company announced that the board of directors authorized a new program for the repurchase of up to 15 million shares of our common stock (the 2005 Repurchase Program). The 2005 Repurchase Program does not have an expiration date. The 2004 Repurchase Program, with 3.1 million shares remaining, was cancelled and replaced by the 2005 Repurchase Program. The Company expects to repurchase the shares from time to time in the open market or through privately negotiated transactions, depending on market conditions.

Listed below is the share repurchase activity for the year ended December 31, 2005:

	Total	Average
	Number	Price
	of Shares	Paid Per
Repurchase Programs	Purchased	Share

The 2004 Repurchase Program	4,415,700	$24.58
The 2005 Repurchase Program	5,175,000	23.76

Total Shares Repurchased in 2005	9,590,700	$24.13

16. EARNINGS PER SHARE

Basic earnings per share is the amount of earnings for the period available to each share of common stock outstanding during the reporting period. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the reporting period adjusted for the potential issuance of common shares for dilutive stock options. The calculation of basic and diluted earnings per share for each of the three years ended December 31 was as follows:

	Year ended December 31,

(in thousands, except per share amounts)	2005	2004	2003

Income before cumulative effect of accounting change	$412,091	$398,925	$385,693
Cumulative effect of change in accounting principle, net of tax	—	—	(13,330)

Net income	$412,091	$398,925	$372,363

Average common shares outstanding	230,142	229,913	229,401
Dilutive potential common shares	3,333	3,943	2,181

Diluted average common shares outstanding	233,475	233,856	231,582

Earnings Per Share
Basic
Income before cumulative effect of accounting change	$1.79	$1.74	$1.68
Net income	1.79	1.74	1.62
Diluted
Income before cumulative effect of accounting change	1.77	1.71	1.67
Net income	1.77	1.71	1.61

The average market price of Huntington’s common stock for the period was used in determining the dilutive effect of outstanding stock options. Dilutive potential common shares include stock options and options held in deferred compensation plans. Dilutive potential common shares are computed based on the number of shares subject to options that have an exercise price less than the average market price of Huntington’s common stock for the period.

Approximately 5.7 million, 2.6 million, and 2.8 million options to purchase shares of common stock outstanding at the end of 2005, 2004, and 2003, respectively, were not included in the computation of diluted earnings per share because the effect would be antidilutive. The weighted average exercise price for these options was $25.68 per share, $26.96 per share, and $26.74 per share at the end of the same respective periods.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

On January 7, 2005, Huntington released from escrow 86,118 shares of Huntington common stock, which were previously issued in September 2002, to former shareholders of LeaseNet, Inc. A total of 373,896 common shares, previously held in escrow, was returned to Huntington. All shares in escrow had been accounted for as treasury stock.

17. STOCK-BASED COMPENSATION

Huntington sponsors nonqualified and incentive stock option plans. These plans provide for the granting of stock options to officers, directors and other employees at the market price on the date of the grant. Huntington’s board of directors has approved all of the plans. Shareholders have approved each of the plans, except for the broad-based Employee Stock Incentive Plan. Of the 26.5 million options to purchase shares of common stock authorized for issuance under the plans at December 31, 2005, 21.0 million are outstanding and 5.5 million were available for future grants. Options granted since 1997 vest ratably over three years or when other conditions are met while those granted in 1994 through 1997 vested ratably over four years. Options granted prior to May 2004 have a maximum term of ten years. All options granted beginning in May 2004 have a maximum term of seven years.

The fair value of the options granted was estimated at the date of grant using a Black-Scholes option-pricing model. Huntington’s stock option activity and related information for each of the recent three years ended December 31 was as follows:

	2005		2004		2003

		Weighted-		Weighted-		Weighted-
		Average		Average		Average
		Exercise		Exercise		Exercise
(in thousands, except per share amounts)	Options	Price	Options	Price	Options	Price

Outstanding at beginning of year	20,017	$20.25	19,997	$19.40	18,024	$18.93
Granted	3,645	24.32	3,200	23.05	3,659	20.38
Exercised	(1,842)	17.89	(2,478)	17.05	(788)	14.40
Forfeited/expired	(816)	21.70	(702)	20.02	(898)	19.32

Outstanding at end of year	21,004	$21.11	20,017	$20.25	19,997	$19.40

Exercisable at end of year	13,048	$20.13	11,984	$19.68	9,649	$19.60
Weighted-average fair value per share of options granted during the year		$ 5.28		$ 5.78		$ 5.64

Additional information regarding options outstanding as of December 31, 2005, was as follows:

	Options Outstanding			Exercisable Options

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
(in thousands, except per share amounts)	Shares	Life (Years)	Price	Shares	Price

Range of Exercise Prices
$11.09 to $15.00	968	3.8	$14.84	968	$14.84
$15.01 to $20.00	8,017	5.5	18.14	6,540	17.73
$20.01 to $25.00	9,731	6.4	22.74	3,270	21.55
$25.01 to $28.35	2,288	3.1	27.22	2,270	27.24

Total	21,004	5.6	$21.11	13,048	$20.13

On August 27, 2002, common stock options were granted, with certain specified exceptions, to full- and part-time employees under the Huntington Bancshares Incorporated Employee Stock Incentive Plan (the Incentive Plan). Under the terms of the Incentive Plan, these options are to vest on the earlier of August 27, 2007, or at such time as the closing price for Huntington’s common stock for five consecutive trading days reached or exceeded $27.00. As of December 31, 2005, 1.5 million shares under option remain unvested.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

18. INCOME TAXES

The following is a summary of the provision for income taxes:

	At December 31,

(in thousands of dollars)	2005	2004	2003

Current tax provision
Federal	$163,383	$12,779	$138,036
State	210	—	—

Total current tax provision	163,593	12,779	138,036

Deferred tax (benefit) provision
Federal	(32,681)	140,962	258
State	571	—	—

Total deferred tax (benefit) provision	(32,110)	140,962	258

Provision for income taxes	$131,483	$153,741	$138,294

The following is a reconcilement of provision for income taxes to the amount computed at the statutory rate of 35%:

	2005		2004		2003

(in thousands of dollars)	Amount	Rate	Amount	Rate	Amount	Rate

Provision for income taxes computed at the statutory rate	$190,251	35.0%	$193,433	35.0%	$183,396	35.0%
Increases (decreases):
Tax-exempt interest income	(8,741)	(1.6)	(7,640)	(1.4)	(6,381)	(1.2)
Tax-exempt bank owned life insurance income	(14,257)	(2.6)	(14,804)	(2.7)	(15,060)	(2.9)
Asset securitization activities	(6,651)	(1.2)	(6,278)	(1.1)	(5,211)	(1.0)
Federal tax loss carryback	(28,705)	(5.3)	—	—	—	—
General business credits	(6,878)	(1.3)	(7,768)	(1.4)	(11,176)	(2.1)
Repatriation of foreign earnings	5,741	1.1	—	—	—	—
Other, net	723	0.1	(3,202)	(0.6)	(7,274)	(1.4)

Provision for income taxes	$131,483	24.2%	$153,741	27.8%	$138,294	26.4%

The significant components of deferred assets and liabilities at December 31, were as follows:

	At December 31,

(in thousands of dollars)	2005	2004

Deferred tax assets:
Allowance for credit losses	$123,934	$122,926
Net operating loss & other carryforwards	54,457	22,936
Fair value adjustments	14,082	6,791
Other	74,020	95,527

Total deferred tax assets before valuation allowance	266,493	248,180
Valuation allowance	(40,955)	—

Net deferred tax assets	225,538	248,180

Deferred tax liabilities:
Lease financing	830,303	861,273
Pension and other employee benefits	41,409	31,822
Mortgage servicing rights	26,375	32,947
Other	71,106	105,766

Total deferred tax liability	969,193	1,031,808

Net deferred tax liability	$743,655	$783,628

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

At December 31, 2005, Huntington’s deferred tax asset related to net operating loss and other credit carry-forwards was $54.5 million. This was comprised of a charitable contribution carry-forward of $4.4 million (expires in 2009) and a net operating loss and other carry-forwards of $9.1 million for U.S. federal tax purposes, which will begin expiring in 2023, and a capital loss carry-forward of $41.0 million which will expire in 2010. A valuation allowance in the amount of $41.0 million has been established for the capital loss carry-forward. A valuation allowance is provided when it is more likely than not that some portion of the deferred tax asset will not be realized. In Management’s opinion the results of future operations will generate sufficient taxable income to realize the net operating loss and charitable contribution carry-forwards. Consequently, Management has determined that a valuation allowance for deferred tax assets related to these carry-forwards was not required as of December 31, 2005 or 2004.

19. BENEFIT PLANS

Huntington sponsors the Huntington Bancshares Retirement Plan (the Plan), a non-contributory defined benefit pension plan covering substantially all employees. The Plan provides benefits based upon length of service and compensation levels. The funding policy of Huntington is to contribute an annual amount that is at least equal to the minimum funding requirements but not more than that deductible under the Internal Revenue Code.

In addition, Huntington has an unfunded defined benefit post-retirement plan that provides certain health care and life insurance benefits to retired employees who have attained the age of 55 and have at least 10 years of vesting service under this plan. For any employee retiring on or after January 1, 1993, post-retirement health-care benefits are based upon the employee’s number of months of service and are limited to the actual cost of coverage. Life insurance benefits are a percentage of the employee’s base salary at the time of retirement, with a maximum of $50,000 of coverage.

The following table shows the weighted-average assumptions used to determine the benefit obligation at December 31, 2005 and 2004, and the net periodic benefit cost for the years then ended. Huntington selected September 30, 2005 as the measurement date for all calculations and contracted an actuary to provide measurement services.

			Post-Retirement
	Pension Benefits		Benefits

	2005	2004	2005	2004

Weighted-average assumptions used to determine benefit obligations at December 31
Discount rate	5.43%	5.81%	5.43%	5.81%
Rate of compensation increase	5.00	5.00	N/A	N/A
Weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31
Discount rate	5.81%	6.00%	5.81%	6.00%
Expected return on plan assets	7.00	7.00	N/A	N/A
Rate of compensation increase	5.00	5.00	N/A	N/A

N/ A, Not Applicable

The expected long-term rate of return on plan assets is an assumption reflecting the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected benefit obligation. The expected long-term rate of return is established at the beginning of the plan year based upon historical returns and projected returns on the underlying mix of invested assets. The long-term rate of return assumption to determine the net periodic benefit cost will be 8.00% for the year ending December 31, 2006. The rate was raised one percentage point due to favorable historical and expected future results.

In 2005, Huntington lowered its assumptions for the discount rate from 5.81% to 5.43%. The 5.43% assumed discount rate was based upon the Moody’s daily long-term corporate Aa bond yield as of the Plan’s measurement date. The impact of lowering this assumption will increase Huntington’s future pension expense.

The investment objective of the Plan is to maximize the return on Plan assets over a long time horizon, while meeting the Plan obligations. At September 30, 2005, Plan assets were invested 71.5% in equity investments and 28.5% in bonds, with an average duration of 3.4 years on bond investments. The estimated life of benefit obligations was 12 years. Management believes that this mix is appropriate for the current economic environment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table reconciles the beginning and ending balances of the benefit obligation of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits

(in thousands of dollars)	2005	2004	2005	2004

Projected benefit obligation at beginning of measurement year (September 30)	$336,007	$299,028	$55,504	$55,490
Changes due to:
Service cost	13,936	11,819	1,377	1,302
Interest cost	19,016	17,482	2,903	3,209
Benefits paid	(6,897)	(6,900)	(3,738)	(2,986)
Settlements	(9,375)	(8,977)	—	—
Actuarial assumptions and gains and losses	65,404	23,555	(12,430)	(1,511)

Total changes	82,084	36,979	(11,888)	14

Projected benefit obligation at end of measurement year (September 30)	$418,091	$336,007	$43,616	$55,504

Changes to certain actuarial assumptions, including a lower discount rate, a decrease in the expected retirement age and the use of an updated mortality table increased the pension benefit obligation at September 30, 2005 by $65.4 million.

The following table reconciles the beginning and ending balances of the fair value of Plan assets with the amounts recognized in the consolidated balance sheets at the September 30 measurement date:

	Pension Benefits

(in thousands of dollars)	2005	2004

Fair value of plan assets at beginning of measurement year (September 30)	$353,222	$288,569
Changes due to:
Actual return on plan assets	40,798	35,962
Employer contributions	63,600	44,667
Settlements	(9,936)	(9,076)
Benefits paid	(6,897)	(6,900)

Total changes	87,565	64,653

Fair value of plan assets at end of measurement year (September 30)	$440,787	$353,222

Huntington’s accumulated benefit obligation under the Plan was $372 million and $294 million at September 30, 2005 and 2004, respectively. In both years, the fair value of Huntington’s plan assets exceeded its accumulated benefit obligation.

The following table presents the funded status of the Plan and the post-retirement benefit plan with the amounts recognized in the consolidated balance sheets at December 31:

			Post-Retirement
	Pension Benefits		Benefits

(in thousands of dollars)	2005	2004	2005	2004

Projected benefit obligation less (greater) than plan assets	$22,696	$17,215	$(43,616)	$(55,504)
Unrecognized net actuarial loss (gain)	153,308	116,744	(11,586)	718
Unrecognized prior service cost	1,788	1,789	3,476	3,856
Unrecognized transition liability, net of amortization	6	—	7,728	8,831

Prepaid (accrued) benefit costs, at measurement date	177,798	135,748	(43,998)	(42,099)
Contribution made after measurement date	—	—	1,018	766

Prepaid (accrued) benefit costs	$177,798	$135,748	$(42,980)	$(41,333)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table shows the components of net periodic benefit cost recognized in the three years ended December 31, 2005:

	Pension Benefits			Post-Retirement Benefits

(in thousands of dollars)	2005	2004	2003	2005	2004	2003

Service cost	$14,186	$12,159	$9,817	$1,378	$1,302	$1,121
Interest cost	19,016	17,482	16,647	2,903	3,209	3,479
Expected return on plan assets	(25,979)	(21,530)	(25,138)	—	—	—
Amortization of transition asset	(4)	1	(251)	1,104	1,104	1,104
Amortization of prior service cost	1	1	—	379	583	605
Amortization of gain	—	—	—	(126)	—	—
Settlements	3,642	3,151	4,354	—	—	—
Recognized net actuarial loss	10,689	7,936	1,774	—	—	—

Benefit cost	$21,551	$19,200	$7,203	$5,638	$6,198	$6,309

Service costs presented in the above table included $0.3 million of plan expenses that were recognized in each of the three years ended December 31, 2005. It is Huntington’s policy to recognize settlement gains and losses as incurred. Management expects net periodic pension cost to approximate $23.9 million and net periodic post-retirement benefits cost to approximate $4.3 million for 2006.

In December 2003, a law was enacted that expands Medicare benefits, primarily adding a prescription drug benefit for Medicare-eligible retirees beginning in 2006. The law also provides a federal subsidy to companies that sponsor post-retirement benefit plans providing prescription drug coverage. Huntington has registered for the Medicare subsidy and a $15.5 million reduction in the post-retirement obligation is being recognized over a 10-year period beginning October 1, 2005.

At September 30, 2005 and 2004, The Huntington National Bank, as trustee, held all Plan assets. The Plan assets consisted of investments in a variety of Huntington mutual funds and Huntington common stock as follows:

	2005		2004

(in thousands of dollars)	Balance	%	Balance	%

Cash	$—	—%	$300	—%
Huntington funds — money market	164	—	500	—
Huntington funds — equity funds	300,080	68	240,456	68
Huntington funds — fixed income funds	125,971	29	95,837	27
Huntington common stock	14,572	3	16,129	5

Fair value of plan assets (September 30)	$440,787	100%	$353,222	100%

The number of shares of Huntington common stock held by the Plan was 642,364 at December 31, 2005 and 2004. The Plan has acquired and held Huntington common stock in compliance at all times with Section 407 of the Employee Retirement Income Security Act of 1978.

Dividends and interest received by the Plan during 2005 and 2004 were $18.9 million and $11.0 million, respectively.

At December 31, 2005, the following table shows when benefit payments, which include expected future service, as appropriate, were expected to be paid:

	Pension	Post-Retirement
(in thousands of dollars)	Benefits	Benefits

2006	$19,204	$ 4,088
2007	21,704	4,211
2008	23,763	4,295
2009	25,374	4,387
2010	27,593	4,500
2011 through 2015	162,219	23,802

Although not legally required, Huntington made a discretionary contribution to the Plan of $63.6 million in April 2005. There is no expected minimum contribution for 2006 to the Plan. However, Huntington may choose to make a contribution to the Plan

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

up to the maximum deductible limit in the 2006 plan year. Expected contributions for 2006 to the post-retirement benefit plan are $3.3 million.

The assumed health-care cost trend rate has a significant effect on the amounts reported. A one percentage point increase would increase service and interest costs and the post-retirement benefit obligation by less than $0.1 million and $2.8 million, respectively. A one-percentage point decrease would reduce service and interest costs by less than $0.1 million and the post-retirement benefit obligation by $0.9 million. The 2006 health-care cost trend rate was projected to be 9.78% for pre-65 participants and 9.46% for post-65 participants compared with an estimate of 10.99% for pre-65 participants and 10.86% for post-65 participants in 2005. These rates are assumed to decrease gradually until they reach 5.09% for pre-65 participants and 5.17% for post-65 participants in the year 2017 and remain at that level thereafter. Huntington updated the immediate health-care cost trend rate assumption based on current market data and Huntington’s claims experience. This trend rate is expected to decline over time to a trend level consistent with medical inflation and long-term economic assumptions.

Huntington also sponsors other retirement plans, the most significant being the Supplemental Executive Retirement Plan and the Supplemental Retirement Income Plan. These plans are nonqualified plans that provide certain current and former officers and directors of Huntington and its subsidiaries with defined pension benefits in excess of limits imposed by federal tax law. At December 31, 2005 and 2004, the accrued pension liability for these plans totaled $26.6 million and $25.1 million, respectively. Pension expense for the plans was $2.3 million, $2.1 million, and $1.7 million in 2005, 2004, and 2003, respectively. Huntington recorded a $0.8 million and $1.1 million, net of tax, minimum pension liability adjustment within other comprehensive income associated with these unfunded plans in 2005 and 2004, respectively.

Huntington has a defined contribution plan that is available to eligible employees. Matching contributions by Huntington equal 100% on the first 3%, then 50% on the next 2%, of participant elective deferrals. The cost of providing this plan was $9.6 million in 2005, $9.2 million in 2004, and $8.6 million in 2003. The number of shares of Huntington common stock held by this plan was 7,333,165 at December 31, 2005, and 7,851,365 at the end of the prior year. The market value of these shares was $174.2 million and $194.2 million at the same respective dates. Dividends received by the plan were $13.9 million during 2005 and $10.1 million during 2004.

20. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of Huntington’s financial instruments at December 31 are presented in the following table:

	2005		2004

	Carrying		Carrying
(in thousands of dollars)	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and short-term assets	$1,063,167	$1,063,167	$1,527,758	$1,527,758
Trading account securities	8,619	8,619	309,630	309,630
Loans held for sale	294,344	294,344	223,469	223,469
Investment securities	4,526,520	4,526,520	4,238,945	4,238,945
Net loans and direct financing leases	24,203,819	24,222,819	23,289,066	23,528,066
Customers’ acceptance liability	4,536	4,536	11,299	11,299
Derivatives	30,274	30,274	41,809	41,809
Financial liabilities:
Deposits	(22,409,675)	(21,338,675)	(20,768,161)	(19,915,161)
Short-term borrowings	(1,889,260)	(1,889,260)	(1,207,233)	(1,207,233)
Bank acceptances outstanding	(4,536)	(4,536)	(11,299)	(11,299)
Federal Home Loan Bank advances	(1,155,647)	(1,155,647)	(1,271,088)	(1,271,088)
Subordinated notes	(1,023,371)	(1,023,371)	(1,039,793)	(1,039,793)
Other long-term debt	(2,418,419)	(2,479,419)	(4,016,004)	(4,094,004)
Derivatives	(27,427)	(27,427)	(4,903)	(4,903)

The short-term nature of certain assets and liabilities result in their carrying value approximating fair value. These include trading account securities, customers’ acceptance liabilities, short-term borrowings, bank acceptances outstanding, Federal Home Loan Bank Advances and cash and short-term assets, which include cash and due from banks, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements. Loan commitments and letters of credit generally have short-

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

term, variable-rate features and contain clauses that limit Huntington’s exposure to changes in customer credit quality. Accordingly, their carrying values, which are immaterial at the respective balance sheet dates, are reasonable estimates of fair value.

Certain assets, the most significant being operating lease assets, bank owned life insurance, and premises and equipment, do not meet the definition of a financial instrument and are excluded from this disclosure. Similarly, mortgage and non-mortgage servicing rights, deposit base, and other customer relationship intangibles are not considered financial instruments and are not discussed below. Accordingly, this fair value information is not intended to, and does not, represent Huntington’s underlying value. Many of the assets and liabilities subject to the disclosure requirements are not actively traded, requiring fair values to be estimated by management. These estimations necessarily involve the use of judgment about a wide variety of factors, including but not limited to, relevancy of market prices of comparable instruments, expected future cash flows, and appropriate discount rates.

The following methods and assumptions were used by Huntington to estimate the fair value of the remaining classes of financial instruments:

–	LOANS HELD FOR SALE — valued using outstanding commitments from investors.

–	INVESTMENT SECURITIES — based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. Retained interests in securitized assets are valued using a discounted cash flow analysis. The carrying amount and fair value of securities exclude the fair value of asset/liability management interest rate contracts designated as hedges of securities available for sale.

–	LOANS AND DIRECT FINANCING LEASES — variable-rate loans that reprice frequently are based on carrying amounts, as adjusted for estimated credit losses. The fair values for other loans and leases are estimated using discounted cash flow analyses and employ interest rates currently being offered for loans and leases with similar terms. The rates take into account the position of the yield curve, as well as an adjustment for prepayment risk, operating costs, and profit. This value is also reduced by an estimate of probable losses in the loan and lease portfolio.

–	DEPOSITS — demand deposits, savings accounts, and money market deposits are, by definition, equal to the amount payable on demand. The fair values of fixed-rate time deposits are estimated by discounting cash flows using interest rates currently being offered on certificates with similar maturities.

–	DEBT — fixed-rate, long-term debt is based upon quoted market prices or, in the absence of quoted market prices, discounted cash flows using rates for similar debt with the same maturities. The carrying amount of variable-rate obligations approximates fair value.

21. DERIVATIVE FINANCIAL INSTRUMENTS

A variety of derivative financial instruments, principally interest rate swaps, are used in asset and liability management activities to protect against the risk of adverse price or interest rate movements on the value of certain assets and liabilities and on future cash flows. These instruments provide flexibility in adjusting the Company’s sensitivity to changes in interest rates without exposure to loss of principal and higher funding requirements. By using derivatives to manage interest rate risk, the effect is a smaller, more efficient balance sheet, with a lower wholesale funding requirement and a higher net interest margin. All derivatives are reflected at fair value in the consolidated balance sheet.

Market risk, which is the possibility that economic value of net assets or net interest income will be adversely affected by changes in interest rates or other economic factors, is managed through the use of derivatives. Derivatives are also sold to meet customers’ financing needs and, like other financial instruments, contain an element of credit risk, which is the possibility that Huntington will incur a loss because a counter-party fails to meet its contractual obligations. Notional values of interest rate swaps and other off-balance sheet financial instruments significantly exceed the credit risk associated with these instruments and represent contractual balances on which calculations of amounts to be exchanged are based. Credit exposure is limited to the sum of the aggregate fair value of positions that have become favorable to Huntington, including any accrued interest receivable due from counterparties. Potential credit losses are minimized through careful evaluation of counterparty credit standing, selection of counterparties from a limited group of high quality institutions, collateral agreements, and other contract provisions.

ASSET AND LIABILITY MANAGEMENT

Derivatives that are used for asset and liability management are classified as fair value hedges or cash flow hedges and are required to meet specific criteria. To qualify as a hedge, the hedge relationship is designated and formally documented at inception, detailing the particular risk management objective and strategy for the hedge. This includes identifying the item and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

risk being hedged, the derivative being used, and how the effectiveness of the hedge is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. Correlation is evaluated on a retrospective and prospective basis using quantitative measures. If a hedge relationship is found to be not effective, the derivative no longer qualifies as a hedge and any excess gains or losses attributable to ineffectiveness, as well as subsequent changes in its fair value, are recognized in other income.

For fair value hedges, deposits, short-term borrowings, and long-term debt are effectively converted to variable-rate obligations by entering into interest rate swap contracts whereby fixed-rate interest is received in exchange for variable-rate interest without the exchange of the contract’s underlying notional amount. Forward contracts, used primarily in connection with mortgage banking activities, can be settled in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount. The changes in fair value of the hedged item and the hedging instrument are reflected in current earnings. The amounts recognized in connection with the ineffective portion of Huntington’s fair value hedging in 2005, 2004, and 2003 were insignificant. No amounts were excluded from the assessment of effectiveness during 2005, 2004, or 2003 for derivatives designated as fair value hedges.

For cash flow hedges, interest rate swap contracts were entered into that pay fixed-rate interest in exchange for the receipt of variable-rate interest without the exchange of the contract’s underlying notional amount, which effectively converts a portion of its floating-rate debt to fixed-rate. This reduces the potentially adverse impact of increases in interest rates on future interest expense. In like fashion, certain LIBOR-based commercial and industrial loans were effectively converted to fixed-rate by entering into contracts that swap variable-rate interest for fixed-rate interest over the life of the contracts.

To the extent these derivatives are effective in offsetting the variability of the hedged cash flows, changes in the derivatives’ fair value will not be included in current earnings but are reported as a component of accumulated other comprehensive income in shareholders’ equity. These changes in fair value will be included in earnings of future periods when earnings are also affected by the changes in the hedged cash flows. To the extent these derivatives are not effective, changes in their fair values are immediately included in earnings. During 2005, 2004, and 2003, a net loss was recognized in connection with the ineffective portion of its cash flow hedging instruments. The amounts were classified in other non-interest income and were considered insignificant. No amounts were excluded from the assessment of effectiveness during 2005, 2004, and 2003 for derivatives designated as cash flow hedges.

Derivatives used to manage Huntington’s interest rate risk at December 31, 2005, are shown in the table below:

		Average		Weighted-Average Rate

	Notional	Maturity	Fair
(in thousands of dollars)	Value	(years)	Value	Receive	Pay

Asset conversion swaps
Receive fixed — generic	$350,000	2.3	$(8,782)	3.41%	4.27%
Liability conversion swaps
Receive fixed — generic	1,575,250	5.4	(15,960)	4.21%	4.47%
Receive fixed — callable	665,000	7.2	(19,348)	4.39%	4.22%
Pay fixed — generic	1,301,000	2.1	28,119	4.29%	3.33%
Pay fixed — forward starting	200,000	N/A	2,100	N/A	N/A

Total liability conversion swaps	3,741,250	4.5	(5,089)	4.27%	4.00%

Total swap portfolio	$4,091,250	4.3	$(13,871)	4.20%	4.03%

N/A, not applicable

At December 31, 2004, the fair value of the swap portfolio used for asset and liability management was an asset of $17.9 million. These values must be viewed in the context of the overall financial structure of Huntington, including the aggregate net position of all on- and off-balance sheet financial instruments.

As is the case with cash securities, the fair value of interest rate swaps is largely a function of the financial market’s expectations regarding the future direction of interest rates. Accordingly, current market values are not necessarily indicative of the future impact of the swaps on net interest income. This will depend, in large part, on the shape of the yield curve as well as interest rate levels. Management made no assumptions regarding future changes in interest rates with respect to the variable-rate information presented in the table above.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

The following table represents the gross notional value of derivatives used to manage interest rate risk at December 31, 2005, identified by the underlying interest rate-sensitive instruments. The notional amounts shown in the tables above and below should be viewed in the context of overall interest rate risk management activities to assess the impact on the net interest margin.

	Fair Value	Cash Flow
(in thousands of dollars)	Hedges	Hedges	Total

Instruments associated with:
Investment securities	$—	$25,000	$25,000
Loans	—	325,000	325,000
Deposits	790,250	—	790,250
Federal Home Loan Bank advances	—	726,000	726,000
Subordinated notes	500,000	—	500,000
Other long-term debt	950,000	775,000	1,725,000

Total notional value at December 31, 2005	$2,240,250	$1,851,000	$4,091,250

A total of $8.4 million of the unrealized net gain on cash flow hedges is expected to be recognized in 2006.

Collateral agreements are regularly entered into as part of the underlying derivative agreements with its counterparties to mitigate the credit risk associated with both the derivatives used for asset and liability management and used in trading activities. At December 31, 2005 and 2004, aggregate credit risk associated with these derivatives, net of collateral that has been pledged by the counterparty, was $26.2 million and $12.3 million, respectively. The credit risk associated with interest rate swaps is calculated after considering master netting agreements.

These derivative financial instruments were entered into for the purpose of altering the interest rate risk embedded in assets and liabilities. Consequently, net amounts receivable or payable on contracts hedging either interest earning assets or interest bearing liabilities were accrued as an adjustment to either interest income or interest expense. The net amount resulted in an increase to net interest income of $23.6 million, $24.0 million, and $51.6 million in 2005, 2004, and 2003, respectively.

DERIVATIVES USED IN MORTGAGE BANKING ACTIVITIES

Huntington also uses derivatives, principally loan sale commitments, in the hedging of its mortgage loan commitments and its mortgage loans held for sale. For derivatives that are used in hedging mortgage loans held for sale, ineffective hedge gains and losses are reflected in mortgage banking revenue in the income statement. Mortgage loan commitments and the related interest rate lock commitments are carried at fair value on the consolidated balance sheet with changes in fair value reflected in mortgage banking revenue. The following is a summary of the derivative assets and liabilities that Huntington used in its mortgage banking activities:

	At December 31,

(in thousands of dollars)	2005	2004

Derivative assets:
Interest rate lock agreements	$669	$479
Forward trades	172	853

Total derivative assets	841	1,332

Derivative liabilities:
Interest rate lock agreements	(328)	(993)
Forward trades	(1,947)	(334)

Total derivative liabilities	(2,275)	(1,327)

Net derivative (liability) asset	$(1,434)	$5

DERIVATIVES USED IN TRADING ACTIVITIES

Various derivative financial instruments are offered to enable customers to meet their financing and investing objectives and for their risk management purposes. Derivative financial instruments held in Huntington’s trading portfolio during 2005 and 2004 consisted predominantly of interest rate swaps, but also included interest rate caps, floors, and futures, as well as foreign exchange options. Interest rate options grant the option holder the right to buy or sell an underlying financial instrument for a predetermined price before the contract expires. Interest rate futures are commitments to either purchase or sell a financial

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

instrument at a future date for a specified price or yield and may be settled in cash or through delivery of the underlying financial instrument. Interest rate caps and floors are option-based contracts that entitle the buyer to receive cash payments based on the difference between a designated reference rate and a strike price, applied to a notional amount. Written options, primarily caps, expose Huntington to market risk but not credit risk. Purchased options contain both credit and market risk. They are used to manage fluctuating interest rates as exposure to loss from interest rate contracts changes.

Supplying these derivatives to customers results in fee income. These instruments are carried at fair value in other assets with gains and losses reflected in other non-interest income. Total trading revenue for customer accommodation was $8.3 million in 2005, $8.8 million in 2004, and $10.3 million in 2003. The total notional value of derivative financial instruments used by Huntington on behalf of customers (for which the related interest rate risk is offset by third parties) was $4.2 billion at the end of 2005 and $4.5 billion at the end of the prior year. Huntington’s credit risk from interest rate swaps used for trading purposes was $44.3 million and $53.8 million at the same dates.

In connection with its securitization activities, interest rate caps were purchased with a notional value totaling $0.9 billion. These purchased caps were assigned to the securitization trust for the benefit of the security holders. Interest rate caps were also sold totaling $0.9 billion outside the securitization structure. Both the purchased and sold caps are marked to market through income in accordance with accounting principles generally accepted in the United States.

22. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS TO EXTEND CREDIT

In the ordinary course of business, Huntington makes various commitments to extend credit that are not reflected in the financial statements. The contract amount of these financial agreements, representing the credit risk, at December 31 were:

	At December 31,

(in millions of dollars)	2005	2004

Commitments to extend credit
Commercial	$3,316	$3,453
Consumer	3,046	2,779
Commercial real estate	1,567	854
Standby letters of credit	1,079	945
Commercial letters of credit	47	72

Commitments to extend credit generally have fixed expiration dates, are variable-rate, and contain clauses that permit Huntington to terminate or otherwise renegotiate the contracts in the event of a significant deterioration in the customer’s credit quality. These arrangements normally require the payment of a fee by the customer, the pricing of which is based on prevailing market conditions, credit quality, probability of funding, and other relevant factors. Since many of these commitments are expected to expire without being drawn upon, the contract amounts are not necessarily indicative of future cash requirements. The interest rate risk arising from these financial instruments is insignificant as a result of their predominantly short-term, variable-rate nature.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. Most of these arrangements mature within two years. At December 31, 2005, approximately 48% of standby letters of credit are collateralized and most are expected to expire without being drawn upon. The carrying amount of deferred revenue associated with these guarantees was $4.0 million and $4.1 million at December 31, 2005 and 2004, respectively.

Commercial letters of credit represent short-term, self-liquidating instruments that facilitate customer trade transactions and have maturities of no longer than 90 days. The merchandise or cargo being traded normally secures these instruments.

COMMITMENTS TO SELL LOANS

Huntington enters into forward contracts relating to its mortgage banking business. At December 31, 2005 and 2004, Huntington had commitments to sell residential real estate loans of $348.3 million and $311.3 million, respectively. These contracts mature in less than one year.

During the 2005 second quarter, Huntington entered into a two-year agreement to sell a minimum of 50% of monthly automobile loan production at the cost of such loans, subject to certain limitations, provided the production meets certain

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

pricing, asset quality, and volume parameters. At December 31, 2005, approximately $51.6 million of automobile loans related to this commitment were classified as held for sale.

LITIGATION

In the ordinary course of business, there are various legal proceedings pending against Huntington and its subsidiaries. In the opinion of management, the aggregate liabilities, if any, arising from such proceedings are not expected to have a material adverse effect on Huntington’s consolidated financial position, results of operations, or cash flows.

COMMITMENTS UNDER CAPITAL AND OPERATING LEASE OBLIGATIONS

At December 31, 2005, Huntington and its subsidiaries were obligated under noncancelable leases for land, buildings, and equipment. Many of these leases contain renewal options and certain leases provide options to purchase the leased property during or at the expiration of the lease period at specified prices. Some leases contain escalation clauses calling for rentals to be adjusted for increased real estate taxes and other operating expenses or proportionately adjusted for increases in the consumer or other price indices.

The future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2005, were $31.5 million in 2006, $30.4 million in 2007, $28.6 million in 2008, $27.4 million in 2009, $25.2 million in 2010, and $158.4 million thereafter. At December 31, 2005, total minimum lease payments have not been reduced by minimum sublease rentals of $77.8 million due in the future under noncancelable subleases. At December 31, 2005, the future minimum sublease rental payments that Huntington expects to receive are $16.7 million in 2006; $14.2 million in 2007; $13.1 million in 2008; $12.5 million in 2009; $9.3 million in 2010; and $12.0 million thereafter. The rental expense for all operating leases was $34.0 million, $40.4 million, and $36.1 million for 2005, 2004, and 2003, respectively. Huntington had no material obligations under capital leases.

SECURITIES AND EXCHANGE COMMISSION FORMAL INVESTIGATION

On June 2, 2005, Huntington filed a Form 8-K announcing that the Commission approved the settlement of its previously announced formal investigation into certain financial accounting matters. Huntington consented to pay a penalty of $7.5 million. This civil money penalty had no 2005 financial impact on Huntington’s results, as reserves for this amount were established and expensed in 2004.

23. FORMAL REGULATORY SUPERVISORY AGREEMENTS AND OTHER REGULATORY MATTERS

On March 1, 2005, Huntington announced entering into a formal written agreement with the Federal Reserve Bank of Cleveland (FRBC), as well as the Bank entering into a formal written agreement with the Office of the Comptroller of the Currency (OCC), providing for a comprehensive action plan designed to enhance corporate governance, internal audit, risk management, accounting policies and procedures, and financial and regulatory reporting. The agreements called for independent third-party reviews, as well as the submission of written plans and progress reports by Management and remain in effect until terminated by the banking regulators.

On October 6, 2005, Huntington announced that the OCC had terminated its formal written agreement with the Bank dated February 28, 2005, and that the FRBC written agreement remained in effect. Huntington was verbally advised that it was in full compliance with the financial holding company and financial subsidiary requirement under the Gramm-Leach-Bliley Act (GLB Act). This notification reflected that Huntington and the Bank met both the “well-capitalized” and “well-managed” criteria under the GLB Act. Management believes that the changes it has already made, and is in the process of making, will address the FRBC issues fully and comprehensively.

Huntington and its bank subsidiary, The Huntington National Bank, are subject to various regulatory capital requirements administered by federal and state banking agencies. These requirements involve qualitative judgments and quantitative measures of assets, liabilities, capital amounts, and certain off-balance sheet items as calculated under regulatory accounting practices. Failure to meet minimum capital requirements can initiate certain actions by regulators that, if undertaken, could have a material adverse effect on Huntington’s and The Huntington National Bank’s financial statements. Applicable capital adequacy guidelines require minimum ratios of 4.00% for Tier 1 Risk-based Capital, 8.00% for Total Risk-based Capital, and 4.00% for Tier 1 Leverage Capital. To be considered “well capitalized” under the regulatory framework for prompt corrective action, the ratios must be at least 6.00%, 10.00%, and 5.00%, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

As of December 31, 2005, Huntington and The Huntington National Bank (the Bank) met all capital adequacy requirements and had regulatory capital ratios in excess of the levels established for “well-capitalized” institutions. The period-end capital amounts and capital ratios of Huntington and the Bank are as follows:

	Tier 1		Total Capital		Tier 1 Leverage

(in millions of dollars)	2005	2004	2005	2004	2005	2004

Huntington Bancshares Incorporated
Amount	$2,701	$2,683	$3,678	$3,687	$2,701	$2,683
Ratio	9.13%	9.08%	12.42%	12.48%	8.34%	8.42%
The Huntington National Bank
Amount	$1,902	$1,770	$3,087	$2,955	$1,902	$1,770
Ratio	6.82%	6.08%	10.55%	10.16%	6.21%	5.66%

Tier 1 Risk-based Capital consists of total equity plus qualifying capital securities and minority interest, excluding unrealized gains and losses accumulated in other comprehensive income, and non-qualifying intangible and servicing assets. Total Risk-based Capital is Tier 1 Risk-based Capital plus qualifying subordinated notes and allowable allowances for credit losses (limited to 1.25% of total risk-weighted assets). Tier 1 Leverage Capital is equal to Tier 1 Capital. Both Tier 1 Capital and Total Capital ratios are derived by dividing the respective capital amounts by net risk-weighted assets, which are calculated as prescribed by regulatory agencies. Tier 1 Leverage Capital ratio is calculated by dividing the Tier 1 capital amount by average adjusted total assets for the fourth quarter of 2005 and 2004, less non-qualifying intangibles and other adjustments.

Huntington and its subsidiaries are also subject to various regulatory requirements that impose restrictions on cash, debt, and dividends. The Bank is required to maintain cash reserves based on the level of certain of its deposits. This reserve requirement may be met by holding cash in banking offices or on deposit at the Federal Reserve Bank. During 2005 and 2004, the average balance of these deposits were $57.6 million and $70.4 million, respectively.

Under current Federal Reserve regulations, the Bank is limited as to the amount and type of loans it may make to the parent company and non-bank subsidiaries. At December 31, 2005, the Bank could lend $308.7 million to a single affiliate, subject to the qualifying collateral requirements defined in the regulations.

Dividends from the Bank are one of the major sources of funds for Huntington. These funds aid the parent company in the payment of dividends to shareholders, expenses, and other obligations. Payment of dividends to the parent company is subject to various legal and regulatory limitations. Regulatory approval is required prior to the declaration of any dividends in excess of available retained earnings. The amount of dividends that may be declared without regulatory approval is further limited to the sum of net income for the current year and retained net income for the preceding two years, less any required transfers to surplus or common stock. The Bank could declare, without regulatory approval, dividends in 2006 of approximately $197.0 million plus an additional amount equal to its net income through the date of declaration in 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

24. PARENT COMPANY FINANCIAL STATEMENTS

The parent company condensed financial statements, which include transactions with subsidiaries, are as follows.

Balance Sheets	December 31,

(in thousands of dollars)	2005	2004

ASSETS
Cash and cash equivalents	$227,115	$630,444
Due from The Huntington National Bank	250,771	250,771
Due from non-bank subsidiaries	205,208	204,976
Investment in The Huntington National Bank	1,660,905	1,472,357
Investment in non-bank subsidiaries	574,382	595,233
Goodwill	9,877	9,877
Accrued interest receivable and other assets	128,303	141,284

Total assets	$3,056,561	$3,304,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	$3,034	$—
Long-term borrowings	309,279	411,750
Dividends payable, accrued expenses, and other liabilities	186,747	355,554

Total liabilities	499,060	767,304

Shareholders’ equity	2,557,501	2,537,638

Total liabilities and shareholders’ equity	$3,056,561	$3,304,942

The parent company had a $25 million line of credit to one of its non-bank subsidiaries at December 31, 2005. This was reduced from $100 million at the end of the prior year. Of the total line of credit available, $0.5 million remained outstanding at December 31, 2005.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Income	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Income
Dividends from
The Huntington National Bank	$180,000	$400,000	$150,533
Non-bank subsidiaries	3,800	8,202	3,000
Interest from
The Huntington National Bank	35,253	13,417	20,098
Non-bank subsidiaries	8,770	7,638	7,356
Management fees from subsidiaries	30,539	34,603	34,129
Other	406	(810)	3,214

Total income	258,768	463,050	218,330

Expense
Personnel costs	25,060	32,227	18,608
Interest on borrowings	22,772	4,317	12,976
Other	24,741	36,738	27,347

Total expense	72,573	73,282	58,931

Income before income taxes and equity in undistributed net income of subsidiaries	186,195	389,768	159,399
Income taxes	(2,499)	(4,223)	(5,130)

Income before equity in undistributed net income of subsidiaries and cumulative effect of change in accounting principle	188,694	393,991	164,529
Cumulative effect of change in accounting principle net of tax of $1,315	—	—	(2,442)

Income before equity in undistributed net income of subsidiaries	188,694	393,991	162,087
Increase (decrease) in undistributed net income of:
The Huntington National Bank	208,061	(9,073)	196,659
Non-bank subsidiaries	15,336	14,007	13,617

Net income	$412,091	$398,925	$372,363

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Statements of Cash Flows	Year Ended December 31,

(in thousands of dollars)	2005	2004	2003

Operating activities
Net income	$412,091	$398,925	$372,363
Adjustments to reconcile net income to net cash provided by operating activities:
Cumulative effect of change in accounting principle	—	—	2,442
Equity in undistributed net income of subsidiaries	(223,397)	(4,934)	(210,275)
Depreciation and amortization	2,674	2,690	2,211
Gain on sales of securities available for sale	—	—	(5)
Change in other, net	(49,557)	(13,609)	(67,852)

Net cash provided by operating activities	141,811	383,072	98,884

Investing activities
Repayments from subsidiaries	154,152	117,314	27,001
Advances to subsidiaries	(206,765)	(80,197)	(74,650)
Proceeds from sale of securities available for sale	—	—	46

Net cash provided by (used in) investing activities	(52,613)	37,117	(47,603)

Financing activities
Proceeds from issuance of long-term borrowings	—	—	100,000
Payment of borrowings	(99,437)	(101,541)	(41,544)
Dividends paid on common stock	(200,628)	(168,075)	(151,023)
Acquisition of treasury stock	(231,656)	—	(81,061)
Proceeds from issuance of common stock	39,194	47,239	8,082

Net cash used for financing activities	(492,527)	(222,377)	(165,546)

Change in cash and cash equivalents	(403,329)	197,812	(114,265)
Cash and cash equivalents at beginning of year	630,444	432,632	546,897

Cash and cash equivalents at end of year	$227,115	$630,444	$432,632

Supplemental disclosure:
Interest paid	$22,754	$18,495	$13,157

25. ACQUISITIONS AND DIVESTITURES

ACQUISITIONS

On January 27, 2004, Huntington announced the signing of a definitive agreement to acquire Unizan Financial Corp. (Unizan), a financial holding company based in Canton, Ohio. On November 12, 2004, Huntington and Unizan jointly announced entering into an amendment to their January 26, 2004 merger agreement extending the term of the agreement for one year from January 27, 2005 to January 27, 2006. On the same date, Huntington also announced that it withdrew its application with the FRBC to acquire Unizan. On October 24, 2005, Huntington announced that after consultation with the FRBC, it had re-filed its application to acquire Unizan. On January 26, 2006, Huntington announced that the Federal Reserve Board had approved its merger application. The merger is scheduled to close March 1, 2006.

DIVESTITURES

During 2003, Huntington sold four banking offices located in eastern West Virginia. This sale included approximately $50 million of loans and $130 million of deposits. Huntington’s pre-tax gain from this sale was $13.1 million in 2003 and is reflected as a separate component of non-interest income.

26. SEGMENT REPORTING

Huntington has three distinct lines of business: Regional Banking, Dealer Sales, and the Private Financial and Capital Markets Group (PFCMG). A fourth segment includes the Company’s Treasury function and other unallocated assets, liabilities, revenue, and expense. Lines of business results are determined based upon the Company’s management reporting system, which assigns balance sheet and income statement items to each of the business segments. The process is designed around Huntington’s organizational and management structure and, accordingly, the results below are not necessarily comparable with similar

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

information published by other financial institutions. During the second quarter of 2005, the Capital Markets Group was removed from the Treasury/Other segment and combined with the Private Financial Group to form the Private Financial and Capital Markets Group segment. Since the Capital Markets Group is now managed through the Private Financial Group, combining these two segments better reflects the management accountability and decision making structure. Prior periods reflect this change. An overview of this system is provided below, along with a description of each segment and discussion of financial results.

The following provides a brief description of the four operating segments of Huntington:

Regional Banking: This segment provides traditional banking products and services to consumer, small business, and commercial customers located in its seven operating regions within the five states of Ohio, Michigan, West Virginia, Indiana, and Kentucky. It provides these services through a banking network of 344 branches, over 900 ATMs, plus on-line and telephone banking channels. Each region is further divided into Retail and Commercial Banking units. Retail products and services include home equity loans and lines of credit, first mortgage loans, direct installment loans, small business loans, personal and business deposit products, as well as sales of investment and insurance services. Retail Banking accounts for 60% and 79% of total Regional Banking loans and deposits, respectively. Commercial Banking serves middle market commercial banking relationships, which use a variety of banking products and services including, but not limited to, commercial loans, international trade, cash management, leasing, interest rate protection products, capital market alternatives, 401(k) plans, and mezzanine investment capabilities.

Dealer Sales: This segment provides a variety of banking products and services to more than 3,500 automotive dealerships within our primary banking markets, as well as in Arizona, Florida, Georgia, North Carolina, Pennsylvania, South Carolina and Tennessee. We have been in this business for more than 50 years. Dealer Sales finances the purchase of automobiles by customers of the automotive dealerships, purchases automobiles from dealers and simultaneously leases the automobiles to consumers under long-term leases, finances the dealerships’ floor plan inventories, real estate, or working capital needs, and provides other banking services to the automotive dealerships and their owners. Dealer Sales is directly impacted by general automotive sales, including programs initiated by manufacturers to enhance and increase sales directly. Competition from the financing divisions of automobile manufacturers and from other financial institutions is intense.

Private Financial and Capital Markets Group (PFCMG): This segment provides products and services designed to meet the needs of our higher net worth customers. Revenue is derived through the sale of trust, asset management, investment advisory, brokerage, insurance, and private banking products and services. It also focuses on financial solutions for corporate and institutional customers that include investment banking, sales and trading of securities, mezzanine capital financing, and risk management products. To serve our customers, a unique distribution model is used that employs a single, unified sales force to deliver products and services mainly through Regional Banking distribution channels. PFCMG provides investment management and custodial services to our 29 proprietary mutual funds, including ten variable annuity funds. The Huntington Investment Company offers brokerage and investment advisory services to both Regional Banking and PFCMG customers through more than 100 licensed investment sales representatives and nearly 700 licensed personal bankers. PFCMG’s insurance entities provide a complete array of insurance products including individual life insurance products ranging from basic term life insurance, to estate planning, group life and health insurance, property and casualty insurance, mortgage title insurance, and reinsurance for payment protection products. Income and related expenses from the sale of brokerage and insurance products is shared with the line of business that generated the sale or provided the customer referral, most notably Regional Banking.

Treasury/Other: This segment includes revenue and expense related to assets, liabilities, and equity not directly assigned or allocated to one of the other three business segments. Assets included in this segment include investment securities and bank owned life insurance.

USE OF OPERATING EARNINGS TO MEASURE SEGMENT PERFORMANCE

Management uses earnings on an operating basis, rather than on a GAAP basis, to measure underlying performance trends for each business segment. Operating earnings represent GAAP earnings adjusted to exclude the impact of certain items listed in the reconciliation table below. Analyzing earnings on an operating basis is very helpful in assessing underlying performance trends, a critical factor used to determine the success of strategies and future earnings capabilities. For the year ending December 31, 2005, operating earnings were the same as reported GAAP earnings.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

Listed below is certain operating basis financial information reconciled to Huntington’s 2005, 2004, and 2003 reported results by line of business:

	Regional	Dealer		Treasury/	Huntington
INCOME STATEMENTS (in thousands of dollars)	Banking	Sales	PFCMG	Other	Consolidated

2005
Net interest income	$780,072	$145,578	$72,886	$(36,125)	$962,411
Provision for credit losses	(51,061)	(26,073)	(4,165)	—	(81,299)
Non-interest income	311,244	169,792	135,102	16,144	632,282
Non-interest expense	(593,137)	(185,936)	(131,195)	(59,552)	(969,820)
Income taxes	(156,491)	(36,177)	(25,420)	86,605	(131,483)

Operating earnings and net income as reported	$290,627	$67,184	$47,208	$7,072	$412,091

2004
Net interest income	$678,288	$149,791	$61,763	$21,532	$911,374
Provision for credit losses	(7,664)	(44,733)	(2,665)	—	(55,062)
Non-interest income	308,493	320,154	134,005	41,740	804,392
Non-interest expense	(593,861)	(324,229)	(124,441)	(80,864)	(1,123,395)
Income taxes	(134,841)	(35,344)	(24,032)	45,851	(148,366)

Operating earnings	250,415	65,639	44,630	28,259	388,943
Restructuring releases, net of taxes	—	—	—	748	748
Gain on sale of automobile loans, net of taxes	—	8,598	—	636	9,234

Net income	$250,415	$74,237	$44,630	$29,643	$398,925

2003
Net interest income	$605,311	$107,223	$50,667	$85,785	$848,986
Provision for credit losses	(96,735)	(56,612)	(10,646)	—	(163,993)
Non-interest income	317,771	525,957	123,219	49,055	1,016,002
Non-interest expense	(562,909)	(481,543)	(116,872)	(60,251)	(1,221,575)
Income taxes	(92,203)	(33,259)	(16,229)	18,996	(122,695)

Operating earnings	171,235	61,766	30,139	93,585	356,725
Restructuring releases, net of tax	—	—	—	4,333	4,333
Gain on sale of automobile loans, net of tax	—	13,493	—	12,532	26,025
Cumulative effect of change in accounting principle, net of tax	—	(10,888)	—	(2,442)	(13,330)
Gain on sale of branch offices, net of tax	—	—	—	8,523	8,523
Long-term debt extinguishment, net of tax	—	—	—	(9,913)	(9,913)

Net income	$171,235	$64,371	$30,139	$106,618	$372,363

	Assets			Deposits
	At December 31,			At December 31,

BALANCE SHEETS (in millions of dollars)	2005	2004	2003	2005	2004	2003

Regional Banking	$18,863	$17,864	$15,042	$17,968	$17,411	$15,473
Dealer Sales	5,612	6,100	7,336	65	75	77
PFCMG	2,005	1,959	1,722	1,169	1,176	1,165
Treasury/Other	6,285	6,642	6,419	3,208	2,106	1,772

Total	$32,765	$32,565	$30,519	$22,410	$20,768	$18,487

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	HUNTINGTON BANCSHARES INCORPORATED

27. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

The following is a summary of the unaudited quarterly results of operations, for the years ended December 31, 2005 and 2004:

2005

(in thousands of dollars, except per share data)	Fourth	Third	Second	First

Interest income	$442,476	$420,858	$402,326	$376,105
Interest expense	(198,800)	(179,221)	(160,426)	(140,907)

Net interest income	243,676	241,637	241,900	235,198

Provision for credit losses	(30,831)	(17,699)	(12,895)	(19,874)
Non-interest income	147,322	160,740	156,170	168,050
Non-interest expense	(230,355)	(233,052)	(248,136)	(258,277)

Income before income taxes	129,812	151,626	137,039	125,097
Provision for income taxes	(29,239)	(43,052)	(30,614)	(28,578)

Net income	$100,573	$108,574	$106,425	$96,519

Net income per common share — Basic	$0.44	$0.47	$0.46	$0.42
Net income per common share — Diluted	0.44	0.47	0.45	0.41

2004

(in thousands of dollars, except per share data)	Fourth	Third	Second	First

Interest income	$359,215	$338,002	$324,167	$325,931
Interest expense	(120,147)	(110,944)	(101,604)	(103,246)

Net interest income	239,068	227,058	222,563	222,685

Provision for credit losses	(12,654)	(11,785)	(5,027)	(25,596)
Non-interest income	182,940	189,891	218,128	227,639
Non-interest expense	(281,014)	(273,423)	(282,153)	(285,654)

Income before income taxes	128,340	131,741	153,511	139,074
Provision for income taxes	(37,201)	(38,255)	(43,384)	(34,901)

Net income	$91,139	$93,486	$110,127	$104,173

Net income per common share — Basic	$0.39	$0.41	$0.48	$0.45
Net income per common share — Diluted	0.39	0.40	0.47	0.45